TECHNICAL REPORT ON THE
MINERAL RESOURCES AND MINERAL
RESERVES OF THE THOMPSON
CREEK MOLYBDENUM MINE
CENTRAL IDAHO, U.S.A.

PREPARED FOR
THOMPSON CREEK METALS
COMPANY INC.
Report for NI 43-101
Authors:
William E. Roscoe, Ph.D., P.Eng.
John T. Postle, M.Sc., P.Eng.
Pierre C. Pelletier, M.Sc., P.Eng.
October 30, 2007

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

TABLE OF CONTENTS

PAGE

1	SUMMARY	1-1
	Executive Summary	1-1
	Technical Summary	1-4
2	INTRODUCTION AND TERMS OF REFERENCE	2-1
3	RELIANCE ON OTHER EXPERTS	3-1
4	PROPERTY DESCRIPTION AND LOCATION	4-1
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6	HISTORY	6-1
7	GEOLOGICAL SETTING	7-1
	Regional Geology	7-1
	Local Geology and Property Geology	7-3
8	DEPOSIT TYPES	8-1
9	MINERALIZATION	9-1
10	EXPLORATION	10-1
11	DRILLING	11-1
12	SAMPLING METHOD AND APPROACH	12-1
13	SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
14	DATA VERIFICATION	14-1
15	ADJACENT PROPERTIES	15-1
16	MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
17	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
	General Statement	17-1
	Mineral Resource Estimate	17-4
	Mineral Reserve Estimate	17-11
18	OTHER RELEVANT DATA AND INFORMATION	18-1
19	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES	19-1
	Mining Operations	19-1
	Recoverability	19-6
	Markets	19-8
	Contracts	19-9

i

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

PAGE

	Environmental Considerations	19-10
	Taxes	19-14
	Capital and Operating Cost Estimates	19-14
	Economic Analysis	19-16
	Sensitivity Analysis	19-18
	Payback	19-20
	Mine Life	19-20
20	INTERPRETATION AND CONCLUSIONS	20-1
21	RECOMMENDATIONS	21-1
22	REFERENCES	22-1
23	SIGNATURE PAGE	23-1
24	CERTIFICATE OF QUALIFICATIONS	24-1
25	APPENDIX 1	25-1
	Mineral and Mill Site Claims	25-1
26	APPENDIX 2	26-1
	Major Mining Equipment	26-1
27	APPENDIX 3	27-1
	Mine Forecasts at Varying Molybdenum Prices	27-1
LIST OF TABLES

PAGE

Table 1-1	Mineral Resources (Imperial Units) Sept. 30, 2007	1-2
Table 1-2	Mineral Resources (Metric Units) Sept. 30, 2007	1-2
Table 1-3	Mineral Reserves (Imperial Units) Sept. 30, 2007	1-3
Table 1-4	Mineral Reserves (Metric Units) Sept. 30, 2007	1-3
Table 1-5	Recent Production at the Thompson Creek Mine	1-6
Table 6-1	Recent Production at the Thompson Creek Mine	6-2
Table 11-1	Drilling on Thompson Creek	11-1
Table 17-1	Mineral Resources (Imperial Units) Sept. 30, 2007	17-2
Table 17-2	Mineral Resources (Metric Units) Sept. 30, 2007	17-2
Table 17-3	Mineral Reserves (Imperial Units) Sept. 30, 2007	17-3
Table 17-4	Mineral Reserves (Metric Units) Sept. 30, 2007	17-3
Table 17-5	Statistics of Mo Composites	17-6
Table 17-6	Mineral Resources (Imperial Units) Sept. 30, 2007	17-9
Table 17-7	Mineral Resources (Metric Units) Sept. 30, 2007	17-9
Table 17-8	Reconciliation of Mined Grade to Block Model Grade	17-11
Table 17-9	Mineral Reserves (Imperial Units) Sept. 30, 2007	17-14
Table 17-10	Mineral Reserves (Metric Units) Sept. 30, 2007	17-14

ii

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

PAGE

Table 19-1	Thompson Creek Life of Mine Plan	19-3
Table 19-2	Life of Mine Capital Expenditures	19-15
Table 19-3	Sensitivity Analysis for Thompson Creek Mine	19-19
LIST OF FIGURES

PAGE

Figure 4-1	General Location Map	4-3
Figure 4-2	Property Location Map	4-4
Figure 5-1	Site Plan	5-3
Figure 7-1	Regional Geology	7-2
Figure 7-2	Local Geology	7-4
Figure 11-1	In Pit Diamond Drill Hole Collar Map	11-3
Figure 17-1	Phase 8 Pit Contours	17-15
Figure 19-1	Process Flow Sheet	19-7
Figure 19-2	Historical Molybdenum Prices	19-9
Figure 19-3	Sensitivity Analysis for Thompson Creek Mine	19-19
LIST OF APPENDIX FIGURES & TABLES

PAGE

Table 25-1	Mineral and Mill Site Claims	25-2
Table 26-1	Major Mining Equipment at Thompson Creek Mine	26-2
Table 27-1	Life of Mine Forecast Base Case at Long Range Molybdenum Price of US$12/lb	27-1
Table 27-2	Life of Mine Forecast Base Case at Long Range Molybdenum Price of US$8/lb	27-2

iii

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

1 SUMMARY
EXECUTIVE SUMMARY
     Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) has been retained by Thompson Creek Metals Company Inc. (Thompson Creek) to prepare an independent Technical Report on the Thompson Creek molybdenum mine. The purpose of this report is to review and document the current mineral resource and mineral reserve estimate dated September 30, 2007. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).
     Thompson Creek operates a molybdenum mine and concentrator near Challis, Idaho. The operation consists of an open pit mine, ore crusher and conveyer system, concentrator, tailings and containment dam, water and electrical transmission lines, support facilities (offices, maintenance shops and warehouse), and access roads. Open pit mining at Thompson Creek began in 1983.
     Material mined from the Thompson Creek open pit is treated at a processing plant on site. Molybdenite concentrate is produced and shipped to customers or to a refinery owned by Thompson Creek in Langeloth, Pennsylvania, where the molybdenite is processed to make molybdenum trioxide and other products, which are sold to various customers. The Thompson Creek sales office is located in Denver, Colorado.
MINERAL RESOURCES AND MINERAL RESERVES
     Mineral resources at the Thompson Creek mine as of September 30, 2007 are listed for several cut-off grades in Imperial units in Table 1-1 and in metric units in Table 1-2. In Scott Wilson RPA’s view, the mineral resources should be reported at a cut-off grade of 0.03% Mo. Scott Wilson RPA has reviewed the mineral resource estimate and concludes that it is reasonable.

1-1

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

TABLE 1-1 MINERAL RESOURCES (IMPERIAL UNITS) SEPT. 30, 2007
Thompson Creek Metals Company — Thompson Creek Mine

Cut-off	Measured Resource			Indicted Resource			Measured + Indicated			Inferred Resource
% Mo	M tons	% Mo	M lbs Mo	M tons	% Mo	M lbs Mo	M tons	% Mo	M lbs Mo	M tons	% Mo	M lbs Mo

0.02	95.2	0.075	142.8	245.1	0.059	289.3	340.3	0.063	432.0	274.7	0.035	192.3
0.03	76.7	0.087	133.5	179.1	0.072	258.0	255.9	0.076	391.5	153.7	0.043	132.2
0.04	63.1	0.099	124.9	133.8	0.085	227.5	196.9	0.089	352.5	55.8	0.058	64.7
0.06	44.1	0.120	105.9	81.4	0.108	175.7	125.5	0.112	281.7	17.6	0.082	28.9
0.08	30.7	0.141	86.6	54.4	0.126	137.2	85.1	0.131	223.8	8.0	0.097	15.5
Note: Numbers may not add due to rounding
TABLE 1-2 MINERAL RESOURCES (METRIC UNITS) SEPT. 30, 2007
Thompson Creek Metals Company — Thompson Creek Mine

Cut-off	Measured Resource			Indicted Resource			Measured + Indicated			Inferred Resource
% Mo	M tonnes	% Mo	M lbs Mo	M tonnes	% Mo	M lbs Mo	M tonnes	% Mo	M lbs Mo	M tonnes	% Mo	M lbs Mo

0.02	86.3	0.075	142.8	222.4	0.059	289.3	308.7	0.063	432.0	249.2	0.035	192.3
0.03	69.6	0.087	133.5	162.5	0.072	258.0	232.1	0.076	391.5	139.5	0.043	132.2
0.04	57.2	0.099	124.9	121.4	0.085	227.5	178.7	0.089	352.5	50.6	0.058	64.7
0.06	40.0	0.120	105.9	73.8	0.108	175.7	113.8	0.112	281.7	16.0	0.082	28.9
0.08	27.8	0.141	86.6	49.4	0.126	137.2	77.2	0.131	223.8	7.3	0.097	15.5
Note: Numbers may not add due to rounding

1-2

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

     Mineral reserves at the Thompson Creek mine as of September 30, 2007, are listed by pushback phase in Imperial units in Table 1-3 and in metric units in Table 1-4. Scott Wilson RPA has reviewed the mineral reserve estimate and concludes that it is reasonable.
TABLE 1-3 MINERAL RESERVES (IMPERIAL UNITS) SEPT. 30, 2007
Thompson Creek Metals Company — Thompson Creek Mine

	Proven			Probable			Prov. + Prob.
Pushback	M	%	Contained	M	%	Contained	M	%	Contained
Phase	tons	Mo	Mo M lb	tons	Mo	Mo M lb	tons	Mo	Mo M lb

6	16.4	0.134	44.1	17.2	0.122	42.0	33.6	0.128	86.1
7	15.8	0.091	28.9	25.3	0.089	45.0	41.2	0.090	73.9
8	10.9	0.079	17.3	23.2	0.078	36.2	34.1	0.078	53.5

Total	43.2	0.104	90.3	65.7	0.094	123.2	108.9	0.098	213.5
     Notes:
1.	CIM definitions were followed for mineral reserves.

2.	Mineral reserves are estimated at a cut-off grade of 0.03% Mo.

3.	Mineral reserves are estimated using an average long-term molybdenum price of US$10.00 per pound.

4.	Density is 12.5 ft.3/ton.

5.	Stripping ratio is approximately 2.89:1.

6.	Numbers may not add correctly due to rounding.
TABLE 1-4 MINERAL RESERVES (METRIC UNITS) SEPT. 30, 2007
Thompson Creek Metals Company — Thompson Creek Mine

	Proven			Probable			Prov. + Prob.
Pushback	M	%	Contained	M	%	Contained	M	%	Contained
Phase	tonnes	Mo	Mo M lb	tonnes	Mo	Mo M lb	tonnes	Mo	Mo M lb

6	14.9	0.134	44.1	15.6	0.122	42.0	30.5	0.128	86.1
7	14.4	0.091	28.9	22.9	0.089	45.0	37.3	0.090	73.9
8	9.9	0.079	17.3	21.0	0.078	36.2	30.9	0.078	53.5

Total	39.2	0.104	90.3	59.5	0.094	123.2	98.8	0.098	213.5
     Notes:
1.	CIM definitions were followed for mineral reserves.

2.	Mineral reserves are estimated at a cut-off grade of 0.03% Mo.

3.	Mineral reserves are estimated using an average long-term molybdenum price of US$10.00 per pound.

4.	Density is 2.56 tonnes/m3.

5.	Stripping ratio is approximately 2.89:1.

6.	Numbers may not add correctly due to rounding.
CONCLUSIONS
1.	The Thompson Creek mine is a well established and important molybdenum producer that has operated since 1983. Production in recent years from 2002 to

1-3

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

September 30, 2007, totals 37 million tons averaging 0.11% Mo for a total of 69.5 million pounds of molybdenum.

2.	The mineral resources were estimated in 2007 by Thompson Creek mine staff based on over 300,000 ft. of drilling in 280 holes. The database is acceptable for mineral resource estimation.

3.	In the opinion of Scott Wilson RPA, the database, methodology and classification used for the mineral resource estimate are in keeping with industry standards and are reasonable. The Thompson Creek mineral resources as of September 30, 2007, consist of 76.7 million tons of measured resource at 0.087% Mo, 179.1 million tons of indicated resource at 0.072% Mo, and 153.7 million tons of inferred resource at 0.043% Mo. These resources are at a cut-off grade of 0.03% Mo.

4.	The Thompson Creek mineral reserves are included in the mineral resources. The reserve estimate is based on a 2007 open pit design by Thompson Creek mine staff. In Scott Wilson RPA’s opinion, the pit design and mineral reserve estimate are reasonable. As of September 30, 2007, Thompson Creek mineral reserves consist of 43.2 million tons of proven reserve at 0.104% Mo and 65.7 million tons of probable reserve at 0.094% Mo.

5.	Scott Wilson RPA reviewed the life of mine plan for the next 10 years commencing October 1, 2007, and believes that the production targets, mine operating cost forecasts, and the capital cost forecast are reasonable.

6.	In Scott Wilson RPA’s opinion, the Thompson Creek mine will generate a positive cash flow over the life of the mine, which demonstrates that the estimated mineral reserves are economic.
RECOMMENDATIONS
1.	Scott Wilson RPA concurs with the drilling program presently being carried out by Thompson Creek with the objective of extending the known deposit at depth and laterally.

2.	Scott Wilson RPA recommends that the pit slope assumptions in the Phase 7 mine plan be reviewed by Call & Nicholas Inc.
TECHNICAL SUMMARY
PROPERTY DESCRIPTION AND LOCATION
     The Thompson Creek mine is located approximately 30 miles southwest of the town of Challis, Idaho. Access is by highway and gravel roads from Challis in central Idaho.

1-4

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

The site contains a mill, an open pit, and support buildings, maintenance facilities, a dry, offices, and an assay laboratory.
LAND TENURE
     Thompson Creek presently controls a block of contiguous mineral claims that include patented lode claims, placer claims, and mill site claims comprising about 25 square miles of land, or about 16,000 acres. The open pit and concentrator are included in this area, along with the tailings and waste dumps. Maintenance buildings are located on private land.
SITE INFRASTRUCTURE
     Currently on site, there is a concentrator with a design capacity of 25,000 tons per day, crushing facilities, dry facilities, offices, two rock dumps with sediment dams, a tailings management facility, and the Thompson Creek open pit. The site is serviced by a well-maintained gravel road. Electric power is provided to the site by the Bonneville Power Administration through a 24.7 mile 230 kV power line to the South Butte Substation, then by a 2.6 mile 69 kV line to the mill site. Both of these lines are owned by Thompson Creek.
HISTORY
     The Thompson Creek deposit was discovered in 1968 by Cyprus Minerals Corporation (Cyprus). Construction started in 1981, and full production commenced in 1983 and continued until 1992. In 1993, the mine was purchased by Thompson Creek, operations resumed in 1994 and continue to present. During a period of low metal prices in 2001 and 2002, waste stripping was curtailed to reduce operating costs.
     The Thompson Creek mine has been in production since 1983. Production in recent years from 2002 to September 30, 2007, is shown in Table 1-5.

1-5

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

TABLE 1-5 RECENT PRODUCTION AT THE THOMPSON CREEK MINE
Thompson Creek Metals Company — Thompson Creek Mine

						Jan-
	Calendar Year					Sept
	2002	2003	2004	2005	2006	2007

Mine Production
Ore from Pit (000’s tons)	3,068	4,764	7,610	6,116	5,165	3,571
Mill Production
Tons (000’s)	4,260	5,660	7,794	7,757	5,114	6,500
Grade(% Mo)	0.106	0.084	0.076	0.137	0.173	0.070
Recovery (%)	87.6	86.1	86.0	90.7	91.2	81.2
Mo Production (000’s lbs)	7,928	8,208	10,038	19,137	16,316	7,397
GEOLOGY AND MINERALIZATION
     The Thompson Creek porphyry molybdenum deposit lies near the eastern margin of the Idaho Batholith which intrudes a deformed sequence of Paleozoic sedimentary rocks. Part of the deposit is overlain by Eocene Challis volcanics.
     The deposit consists of molybdenite-quartz vein stockworks associated with potassic alteration of quartz monzonite. The deposit is approximately 5,000 ft. northwest-southwest by 2,100 ft. across and 2,500 ft. deep.
     Thompson Creek deposit is of the porphyry molybdenum type, characterized by intermediate intrusive host rock, potassic alteration assemblages, molybdenite-quartz stockworks and low copper values.
DRILLING, SAMPLING AND DATA VERIFICATION
     The mineral resource estimate is based on the results of over 300,000 ft. drilled in 280 holes in several campaigns from 1968 to 1999. In June 2007, Thompson Creek commenced a drilling program with the objective of expanding the deposit to depth and laterally. That program is ongoing.
     Sampling and assaying of the drill core and cuttings followed industry practices at the time of drilling and Scott Wilson RPA has no reason to suspect any problems of significance. In 1997 and 2000, The Winters Company reviewed the Thompson Creek

1-6

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

database and corrected some errors. In the opinion of Scott Wilson RPA, the Thompson Creek drill hole database is acceptable for mineral resource and mineral reserve estimation.
MINING AND PROCESSING OPERATIONS
     Conventional open pit mining methods are used at the Thompson Creek mine. Cable shovels load the blasted material into trucks and, depending on grade, the material is hauled either to the waste dumps, the crusher, or the stockpile. A crusher is located adjacent to the pit; crushed rock is conveyed 7,000 ft. to the concentrator.
     The Thompson Creek concentrator produces molybdenite (MoS2) concentrate, most of which is shipped to the Langeloth metallurgical facility for further processing. Ore is crushed and then ground in closed circuit SAG mill-ball plant. A rougher concentrate is removed and sent for regrinding. The material is then sent through column cleaner flotation cells and screened. Screen undersize is leached to remove lead, copper, and uranium. The screen oversize and leached products are then packaged and shipped.
     Average recovery of MoS2 in the processing plant since the start of production has been 86%. From 2002 to September 2007, the recovery is in the order of 87.6%.
     The Thompson Creek life of mine plan currently includes Phase 6, 7, and 8 open pit pushbacks. The plan from October 1, 2007, until the end of 2018 envisages mining and processing a total of 108.9 million tons of proven and probable mineral reserves plus inferred resources of 5.8 million ton at 0.056% Mo. Scott Wilson RPA has reviewed the capital and operating costs and other technical parameters in the life of mine plan and found them to be reasonable. The average strip ratio is 2.89:1.
ENVIRONMENTAL CONSIDERATIONS
     Scott Wilson RPA is of the opinion that the Thompson Creek mine has day to day environmental issues which are being managed in a reasonable manner. The reclamation

1-7

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

and closure bond at the Thompson Creek mine including cash security and insurance is US$35 million.
     In the longer term, the tailings storage facility may be cause for concern. The tailings dam is a centre line construction where the tailings slurry is cycloned and the coarse fraction is used to build the dam. In order to minimize acid rock drainage (ARD) on the downstream slope of the dam, a pyrite removal circuit has been added in the processing plant. The dry downstream slope of the dam is subject to wind erosion. This wind erosion problem is being investigated by the regulators and could become an issue for the Thompson Creek mine. The tailings dam as designed has a limited capacity to expand.
     The long-term closure risks with the Thompson Creek mine are associated with ARD and tailings containment. The infrastructure for ARD collection of the two waste rock dumps is largely in place. Some additional capital will be required for treatment. The ongoing long term operating cost on closure will likely be in the order of US$1 million to US$2 million a year based on professional judgement.
ECONOMIC ANALYSIS
     Scott Wilson RPA has prepared a cash flow model of the Thompson Creek mine based on the life of mine plan. Only proven and probable reserves have been used in the analysis; the small tonnage of inferred resources within the open pit design is not included. Under a scenario with prices declining from US$28 to US$12 over the next six years, the model shows a positive cash flow.
     In the opinion of Scott Wilson RPA, the cash flow model is a fair representation of the mine production and pre-tax revenue going forward, at the assumed metal prices, and demonstrates that the estimated mineral reserves are economic.

1-8

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

2 INTRODUCTION AND TERMS OF REFERENCE
     Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) has been retained by Thompson Creek Metals Company Inc. (Thompson Creek) to prepare an independent Technical Report on the Thompson Creek molybdenum mine. The purpose of this report is to review and document the current mineral resource and mineral reserve estimate which has been revised since the time of the previous Technical Report (Scott Wilson RPA 2006), hereinafter referred to as the 2006 Technical Report. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).
     Thompson Creek operates an open pit molybdenum mine and concentrator near Challis, Idaho. The operation consists of an open pit mine, ore crusher and conveyer system, mill and concentrator, tailings and containment dam, water and electrical transmission lines, support facilities (offices, maintenance shops and warehouse), and access roads. Open pit mining began in 1983. Access is by highway and gravel roads from Challis in central Idaho.
     Material mined from the Thompson Creek open pit is treated at a processing plant on site. Molybdenite concentrate is produced and shipped to customers or to a refinery owned by Thompson Creek in Langeloth, Pennsylvania, where the molybdenite is processed to make molybdenum trioxide (MoO3) and other products, which are sold to various customers. The Thompson Creek sales office is located in Denver, Colorado.
SOURCES OF INFORMATION
     Dr. William E. Roscoe, P.Eng., Scott Wilson RPA Consulting Geologist, visited the Thompson Creek mine site on June 14 and 15, 2007, to collect information on the Thompson Creek resource estimate and hold discussions with site staff. Mr. John T. Postle, P.Eng., Scott Wilson RPA Consulting Mining Engineer, visited the site on October 18, 2007, to collect information on the Thompson Creek reserve estimate and

2-1

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

mine plan. Dr. Roscoe and Mr. Postle visited the Thompson Creek mine site on June 2, 2006, in connection with the 2006 Technical Report.
     Discussions were held with the following personnel from the Thompson Creek mine:
•	Mr. Scott Montelius, Mine Manager

•	Mr. Mike Harvie, Chief Engineer

•	Mr. Ray Cheff, Senior Geological Engineer

•	Mr. Robert Clifford, Senior Mine Engineer

•	Mr. Martin Wall, Assay Laboratory Lead Technician

•	Mr. Don Rowles, Administration Manager
     Scott Wilson RPA relies on information on the processing aspects of the Thompson Creek mine supplied by Hatch Ltd. (Hatch) for the 2006 Technical Report, which is repeated in this Technical Report, as well as on updates provided by Thompson Creek mine staff. Scott Wilson RPA relies on information on the environmental and permitting aspects of the Thompson Creek mine supplied by Rescan Environmental Services Ltd. (Rescan) for the 2006 Technical Report, which is repeated in this Technical Report with updates provided by Thompson Creek mine staff and reviewed by Mr. Clem Pelletier and Mr. Pierre Pelletier, P.Eng., of Rescan. Qualified Persons from both Hatch and Rescan were authors of the 2006 Technical Report and each took responsibility solely for the sections of the 2006 Technical Report that they prepared and not for sections prepared by others.
     The documents reviewed and other sources of information are listed at the end of this report in Item 22 References.

2-2

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

LIST OF ABBREVIATIONS
     Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) and unless otherwise noted.

μ	micron	kPa	kilopascal
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
μg	microgram	kWh	kilowatt-hour
A	ampere	L	litre
a	annum	L/s	litres per second
bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m2	square metre
cal	calorie	m3	cubic metre
cfm	cubic metres per minute	min	minute
cm	centimetre	MASL	metres above sea level
cm2	square centimetre	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft2	square foot	oz	Troy ounce (31.1035g)
ft3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	ppm	part per million
G	Giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	second
gpm	Imperial gallons per minute	st	short ton
gr/ft3	grain per cubic foot	stpa	short ton per year
gr/m3	grain per cubic metre	stpd	short ton per day
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonne per year
hp	horsepower	tpd	metric tonne per day
in	inch	US$	United States dollar
in2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	yd3	cubic yard
km/h	kilometre per hour	yr	year
km2	square kilometre

2-3

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

3 RELIANCE ON OTHER EXPERTS
     This report has been prepared by Scott Wilson RPA for Thompson Creek. The information, conclusions, opinions, and estimates contained herein are based on:
•	Information available to Scott Wilson RPA at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information supplied by Thompson Creek, which Scott Wilson RPA relied on, and other third party sources,
     Scott Wilson RPA has not researched property title or mineral rights for the Thompson Creek mine and express no opinion as to the ownership status of the property. We see no reason to question the ownership status and rely on the fact that Thompson Creek and predecessor companies have operated the mine since 1983.

3-1

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

4 PROPERTY DESCRIPTION AND LOCATION
     The Thompson Creek operation is located approximately 30 miles southwest of the town of Challis in central Idaho (Figure 4-1). The mine is located in Custer County, which is a prolific mining area, with production recorded from more than 40 mines. Before Thompson Creek began operations, mining in this area had mostly been for gold and silver.
LAND TENURE
     Thompson Creek presently controls a block of contiguous mineral claims that include patented lode claims, placer claims, and mill site claims comprising about 25 square miles of land, or about 16,000 acres (Figure 4-2). Figure 5-1 shows the relationship of the mine to the boundaries of the mineral claims. The open pit is included in this area, along with the tailings and waste dumps.
     Thompson Creek reports that, under United States law, title to these mineral claims does not expire as long as a payment of an annual fee per mineral claim is made. Thompson Creek reports that all fees for mineral claims are current. Maintenance buildings are located on private land. Approximately 40% of the claims are on the Challis National Forest land, with the remaining 60% located on the Bureau of Land Management land.
     Land title at the Thompson Creek mine consists of 1,401 patented and unpatented mineral and mill site claims including placer and lode claims. These claims are listed in Appendix 1 of this report. Thompson Creek advised Scott Wilson RPA that the title to all the property listed in the Appendix is current and up to date. Ongoing obligations to maintain title are in the order of US$105,000. Local taxes levied on the mine and mill site, as well as the Thompson Creek property in the City of Challis, Squaw Creek land, Thompson Creek land, Challis Agricultural land, and Right of Way and Easements, amount to about US$262,000 per year. Scott Wilson RPA has not performed any title

4-1

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

searches to confirm land title. Thompson Creek reports that each mineral claim has a survey description with it and that each patented claim is surveyed by a registered surveyor.
     Thompson Creek reports that there are no royalties or other encumbrances.
     The permits and environmental aspects of the Thompson Creek mine are discussed in Item 19 of this report, under Environmental Considerations.

4-2

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

Figure 4-1
Thompson Creek Metals Company Inc.
Thompson Creek Mine
Custer County, Idaho, U.S.A.
General Location Map
LOCATION MAP
IDAHO
United States
THOMPSON CREEK MINE
44°19'01" N, 114°32'09" W
Legend:
Highway
Road
Railroad
River
Town/City
State Capital
CANADA
WASHINGTON
OREGON
MONTANA
WYOMING
NEVADA
UTAH
IDAHO
GLACIER NATIONAL PARK
YELLOWSTONE NATIONAL PARK
GRAND TETON NATIONAL PARK
Trail
Bonners Ferry
Sandpoint
Spokane
Coeur d'Alene
Kellogg
Mullan
Moscow
Orofino
Lewiston
Grangeville
McCall
Cascade
Payette
Boise
Caldwell
Nampa
Idaho City
Stanley
Challis
Ketchum
Sun Valley
Arco
St Anthony
Rexburg
Idaho Falls
Blackfoot
Pocatello
Twin Falls
Burley
Montpelier
Preston
West Yellowstone
Lake Pend Oreille
Flathead Lake
Salmon River
Snake River
Cascade Reservoir
Yellowstone Lake
Yellowstone River
Jackson Lake
Great Salt Lake
0 50 100 150 200
Kilometres
October 2007

4-3

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

STATE OF IDAHO
Project Area
Source: Blue Pearl Mining, 2006.
N
LEMHI
Ellis
93
Challis
THOMPSON CREEK PROJECT
Bayhorse
RIVER
SQUAW
CK
THOMPSON
CK
SALMON
93
Sunbeam
Clayton
21
75
Stanley
CUSTER
SALMON
RIVER
REDFISH LAKE
FORK
EAST
BOISE
ELMORE
15
CAMAS
BLAINE
October 2007

Figure 4-2

Thompson Creek Metals Company Inc.

Thompson Creek Mine

Custer County, Idaho, U.S.A.

Property Location Map

4-4

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
ACCESSIBILITY
     Access to the Thompson Creek mine is by scheduled air carrier into the town of Idaho Falls, then by vehicle west on U.S. Route 20, north on U.S. Route 93 to Challis, west on Idaho State Route 75 to the Squaw Creek Road turn-off, north five miles on a well-maintained gravel road to the Thompson Creek mine access road, then west approximately five miles to the mine and mill site. The mine can also be accessed from Boise, Idaho. The mine staff and employees live in the local communities; most in Challis, Idaho.
CLIMATE
     The mean annual temperature for the area is mild at 7.4°C. Average temperature in July, the warmest month, is 20.33°C, and average temperature in January, the coldest month, is -5.6°C.
     According to the 1971 to 2000 precipitation data, average annual precipitation is 196 mm. Rain precipitation is highest in May, averaging 28.4 mm of water. Snow precipitation, from 1931 to 1996, is registered between September and April, but its peak falls in the period between November and March, when its monthly average reaches 76 mm of water.
INFRASTRUCTURE
     At the time of the Scott Wilson RPA site visit, the infrastructure at the Thompson Creek mine included:
•	A five mile access road;

•	A mill with a design capacity of 25,000 tons per day (currently producing in excess of the original design rate);

5-1

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

•	A tailings pond and a process and fresh water ponds;

•	A crushing and concentrating plant; and

•	An administrative building, a warehouse, a dry, an infirmary, a laboratory, a main garage and repair shops.
     Electric power is provided to the site by Bonneville Power Administration through a 24.7 mile 230 kV power line to the South Butte Substation, then by a 2.6 mile 69 kV line to the mill site. Both these lines are owned by Thompson Creek. A site plan of the Thompson Creek property is shown in Figure 5-1. Fresh water for the Thompson Creek operations is pumped from the Salmon River.
PHYSIOGRAPHY
     The Thompson Creek mine is located in rugged mountainous terrain at elevations ranging from 6,000 ft. to 8,500 ft. above sea level. Various species of soft wood trees are found in the area.

5-2

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

Figure 5-1

Thompson Creek Metals Company Inc.
Thompson Creek Mine
Custer County, Idaho, U.S.A.
Site Plan
N
Unpatented claim group boundary
Ultimate tailings storage
Booster pump station
Reclaim water line
Pump barge
Reclaim water
Forest Service
BLM
Buckskin dump
Pit limit
7750
6500 pit bottom
T11N
Seepage return dam
Seepage water pump station
Tailings line
Crusher site
Access road
Sediment dam
Buckskin Creek
Patented claim
Conveyor
Twin Apex claim
Pat Hughes dump
7250
Concentrator site
Thompson Creek
Bruno Creek
Sediment dam
Pat Hughes Ck.
Water supply line
1 MILE
R16E R17E
Private Property
Squaw Creek
October 2007
Source: Thompson Creek Mine, 2006.

5-3

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

6 HISTORY
     Prospecting in the area is reported to have begun in the 1860s and 1870s. The Thompson Creek deposit was discovered in 1968 by Cyprus Minerals Corporation (Cyprus) exploration geologists. Subsequent surface exploration, diamond core and reverse circulation drilling, underground drifting for bulk sampling, and underground diamond drilling defined the mineable portion of the deposit. The amount and dates of past drilling are discussed in Item 11 Drilling.
     Cyprus began construction at the site in 1981, commenced operations in 1983 and continued until December 1992, when the operations were suspended.
     In 1993, Cyprus merged with Amax, Inc. (Amax) and the company decided to sell the property that had been idle since 1992. In late 1993, the newly formed Thompson Creek Mining Company LLC acquired the Thompson Creek operation and deposit from Cyprus and restarted operations in April 1994. Production has continued since that time.
     Thompson Creek Metals Company was acquired by Blue Pearl Mining Ltd., a publicly listed Canadian company, on October 26, 2006. The name Blue Pearl Mining Ltd. was changed to Thompson Creek Metals Company Inc. in May 2007.
     Prior to commencement of production, open pit mineable reserves as of 1981 (Schmidt et al., 1982) were reported to total 174 million tons averaging 0.115% Mo at a 0.05% Mo cut-off grade at a US$3.15/lb Mo price. Waste to ore ratio was 3.05:1. This historical estimate predates NI 43-101 and considerable production has taken place since that time. Scott Wilson RPA cannot comment on the reliability of this estimate or the standards used.
     Production history for the mine since 2001 is shown in Table 6-1. During periods of low prices, 2001 and 2002, waste mining was curtailed to reduce operating costs. With improved metal prices, waste stripping was resumed. Low grade material was stockpiled

6-1

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

adjacent to the crusher. In October 2007 milling of the existing low grade stockpile was completed.
     From 2002 to September 31, 2007 Thompson Creek produced 69.5 million pounds of molybdenum. This was achieved by milling 37.0 million tons of ore at an average grade of 0.11% Mo. Average mill recovery was 87.6% through that period.
TABLE 6-1 RECENT PRODUCTION AT THE THOMPSON CREEK MINE
Thompson Creek Metals Company — Thompson Creek Mine

						Jan-
	Calendar Year					Sept
	2002	2003	2004	2005	2006	2007

Mine Production
Ore from Pit (000’s tons)	3,068	4,764	7,610	6,116	5,165	3,571

Waste (000’s tons)	3,047	12,455	7,499	12,042	22,418	21,631
Mill Production
Tons (000’s)	4,260	5,660	7,794	7,757	5,114	6,500
Grade(% Mo)	0.106	0.084	0.076	0.137	0.173	0.070
Recovery (%)	87.6	86.1	86.0	90.7	91.2	81.2
Mo Production
HPM (000’s lbs)	941	737	692	913	934
Grade A (000’s lbs)	864	966	512	743	615
Sulphide (000’s lbs)	6,123	6,506	8,834	17,481	14,767
Total Mo Production (000’s lbs)	7,928	8,208	10,038	19,137	16,316	7,397

Notes:

1.	HPM stands for High Performance Molybdenum.

2.	Tons milled is higher than tons mined from pit since additional material is milled from the stockpiles. In 2007 some 4,077 thousand tons were milled from stockpiles. Ore mined was also added to stockpiles in 2007.

3.	Grades and recoveries to date in 2007 are lower because much low grade stockpile material is being fed to the mill during a period of stripping for the Phase 6 pushback.

4.	The numbers may not add due to rounding.

6-2

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

7 GEOLOGICAL SETTING
REGIONAL GEOLOGY
     The following description of the regional geological setting is taken from Schmidt et al. (1982). Refer also to Figure 7-1.
     “The Thompson Creek porphyry molybdenum deposit occurs in a complex geologic environment near a break between two geologic provinces. To the west are continental arc-related intrusive rocks of the late Cretaceous Idaho Batholith (90-100 m.y.). East of the mine area, the terrain is dominated by a complexly-deformed back-arc sequence of Palaeozoic metasedimentary rocks. Although these rocks are poorly mapped, they may represent transitional and allochthonous portions of a Palaeozoic miogeosynclinal-eugeosynclinal wedge similar to the geologic setting in central Nevada. Much of the pre-Tertiary geology in both provinces is obscured by a thick, unconformable blanket of Eocene Challis volcanics.”

7-1

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

THOMPSON CREEK MINE
MONTANA
IDAHO
Idaho Batholith
BUTTE
Boulder Batholith
Cannivan Mo
Pioneer Batholith
Argenta Ag
Dillon
Elk City
Salmon
Cobalt Co
Stibnite Au, Ag
McCall
Challis
Yankee Fork
Creek Mo
Ima Mo,W
Stanley
White Clouds Mo
Little Falls Mo
Cumo Mo
Boise Basin
Atlanta Au
BOISE
Sun Valley
Hailey Gold Belt
Arco
Craters of the Moon Natl. Mon.
Snake River Plain
N
0 5 10 20 30 40 50 miles
46°
45°
44°
43°
116°
115°
114°
113°

Figure 7-1

Qa	Quaternary valley fill
TQa	Tertiary / Quaternary valley fill
Tv	Tertiary volcanic rocks
Qv	Quaternary volcanic rocks
Ti	Tertiary intrusive rocks
Mv	Mesozoic volcanic rocks
Mi	Mesozoic intrusive rocks
Pz	Paleozoic sediments
p€	Precambrian sediments
(dotted)	Major gold district

Thompson Creek Metals Company Inc.

Thompson Creek Mine

Custer County, Idaho, U.S.A.

Regional Geology

October 2007

Source: Blue Pearl Mining, 2006.

7-2

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

LOCAL GEOLOGY AND PROPERTY GEOLOGY
     The following description of the local geology is taken from The Winters Company (2000). Refer also to Figure 7-2.
     “The Thompson Creek molybdenum deposit lies near the eastern margin of the Idaho Batholith within a deformed sequence of Paleozoic sedimentary rocks. Molybdenum mineralization in the deposit is hosted in the Thompson Creek intrusive complex, a composite granodiorite-quartz monzonite stock of Cretaceous age. The stock intruded carbonaceous and locally limy argillite of the Mississippian Copper Basin Formation. Where it is in contact with the intrusive, the argillite has been contact-metamorphosed to hornfels and locally to tactite.
     “The intrusive and sedimentary rocks are unconformably overlain by the Eocene Challis Volcanics, a post-mineral sequence of andesite to rhyodacite tuffs, flows, and agglomerates. Locally, the volcanic cover is up to 1,000 feet thick. These volcanic rocks filled valleys and depressions in the paleotopography around the Thompson Creek minesite.
     “The majority of the Thompson Creek deposit is hosted within the igneous rocks of the Thompson Creek intrusive, with minor amounts found in the metasediments.”
     and
     “Two important structures crosscut the Thompson Creek deposit: the Raise Fault, which roughly parallels the northwest trend of mineralization, and the post-mineral Unnamed Fault, which divides the orebody into northwest and southeast portions. The Unnamed Fault strikes N34°E and dips steeply southeast. Geologists who have worked with the deposit believe that the southeast portion of the orebody is down-dropped relative to the northwest portion.”

7-3

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

114° 15'
114° 30'
0 1 2 3 4 5 10
Scale : 1" = 4 Miles
N
44° 30'
44° 30'
Yankee Fork
Squaw Creek
Thompson Creek
Project Area
Thompson Creek
Salmon River
44° 15'
44° 15'
114° 15'
114° 30'

EXPLANATION
Challis Volcanics (Eocene)
unconformity
Idaho Batholith - Atlanta Lobe (Cretaceous)
unconformity
Paleozoic Metasedimentary Rocks

Figure 7-2

Thompson Creek Metals Company Inc.

Thompson Creek Mine
Custer County, Idaho, U.S.A.

Local Geology

October 2007

Source: Blue Pearl Mining, 2006.

7-4

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

8 DEPOSIT TYPES
     Thompson Creek is of a class of mineral deposits known as porphyry molybdenum type. Other deposits in this class include Quartz Hill, Alaska; White Cloud, Idaho; and Endako, British Columbia. Porphyry molybdenum deposits are characterized by granodiorite to quartz monzonite intrusive host rocks, potassic alteration assemblages, mineralization in the form of molybdenite-quartz vein stockworks, and low copper values (Guilbert and Park, 1986).

8-1

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

9 MINERALIZATION
     The following description of the Thompson Creek deposit is taken from The Winters Company (2000).
     The long axis of the deposit is elliptical in shape, with its long axis oriented in a northwesterly direction. The approximate dimensions of the deposit are 5,000 feet long by 2,100 feet wide by 2,500 feet deep. Molybdenum mineralization occurs in stockworks of quartz veins and stringer zones. These stockworks are associated with a potassic zone of alteration consisting of coarse biotite, K-feldspar, and minor pyrite. A shell of phyllic alteration defined by a quartz-sericite-pyrite assemblage surrounds the main zone of molybdenum mineralization. A barren potassic core of quartz/K-feldspar alteration underlies the molybdenum mineralization. The quartz-monzonite stockworks are preferentially oriented N40-60oW and dip moderately to steeply to the northeast.
     “...The copper content of the deposit averages less than 100 parts per million (ppm). Because of the low level of copper in the deposit, the mine produces no saleable copper.”

9-1

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

10 EXPLORATION
     No surveys or investigations have been carried out on the Thompson Creek mine property by Thompson Creek.

10-1

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

11 DRILLING
     Very little drilling was carried out in recent years by Thompson Creek prior to early June 2007 when a drill program commenced with the objective of expanding the mineral resources to depth and on the edges of the deposit. No results are available at the time of writing.
     The current mineral resource and mineral reserve estimates are based mostly on the results of previous drilling carried out by Cyprus from 1968 to 1981 (Schmidt et al., 1982). Ten holes were drilled by Thompson Creek in the late 1990s (The Winters Company, 2000). Table 11-1 lists various drilling campaigns.
TABLE 11-1 DRILLING ON THOMPSON CREEK
Thompson Creek Metals Company — Thompson Creek Mine

	Type of
Years	Drilling	No. of Holes	Footage

1968-77	Core — surface and u/g	94	83,953
1978-81	Core	102	130,497
1978-81	Rotary	74	98,284
1997	Core	6	4,546
1998-99	Core	4	3,778

Total		280	321,058
     Additional drilling was carried out from 1979 to 1981 in the proposed tailings dam and mill site areas for hydrologic and engineering purposes.
     The Cyprus drill hole samples were assayed for molybdenum. Assays for uranium, sulphur, copper, lead, zinc, and tungsten were done also, but not on all drill holes. The 1990s Thompson Creek drill hole samples were assayed for molybdenum, lead, copper, and sulphur.

11-1

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

     Sample intervals were typically 10 ft., which is small compared to the thickness of the Thompson Creek deposit measured in hundreds of feet.
     Figure 11-1 is a drill hole collar map that shows the general distribution of the holes across the pit.

11-2

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

969000
968000
967000
966000
965000
964000
354000
355000
356000
357000
358000
359000
Propriety Boundary
N
Thompson Creek Ultimate Pit Limit
0 250 500 750 1000
Feet
0 100 200 300 400 500
Metres
Figure 11-1
Thompson Creek Metals Company Inc.
Thompson Creek Mine
Custer County, Idaho, U.S.A
In Pit Diamond Drill Hole Collar Map
October 2007

11-3

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

12 SAMPLING METHOD AND APPROACH
     According to Schmidt et al. (1982), the Cyprus sampling of the drill holes followed the company’s standard procedures. Drill core and rotary cuttings from any major project was handled by the company personnel at the processing facilities in Philipsburg, Montana.
     Drill core was generally split in 10 ft. intervals at the mine site using a hydraulic splitting machine. One-half of the core was bagged, labeled and shipped to Philipsburg, where the samples were crushed, pulverized, and readied for shipment to commercial assay laboratories. The other half of the drill core was retained for reference purposes and stored in core boxes either at the mine site or in Philipsburg.
     Rotary drill cuttings were collected and split in a Jones splitter at the drill site. Individual samples represented 10 ft. intervals of a certain hole and, once properly collected and labeled, the samples were processed in the same manner as drill core at the Philipsburg laboratory. Chip logs were prepared from every rotary hole for logging and correlation purposes.
     Scott Wilson RPA has not reviewed any documents on the sampling procedures for the 1997-1999 drilling but is of the opinion that they follow industry practices.
     Blasthole samples are taken for grade control in the open pit mining. Samples are taken by cutting three troughs in the pile of blasthole cuttings. Sample size is in the order of five pounds.

12-1

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

13 SAMPLE PREPARATION, ANALYSES AND SECURITY
     As noted in the previous section, the 1968-1981 Cyprus drill hole samples were crushed and pulverized by the company personnel at the Cyprus processing facilities in Philipsburg, Montana, and shipped to commercial assay laboratories. Generally, two to three pulps from each sample were sent to different labs for analysis; i.e., Chemical and Mineralogical Services (CMS) in Salt Lake City, Utah; Skyline Labs (Skyline) in Denver, Colorado; CYMET in Tucson, Arizona, and one pulp was retained in Philipsburg for reference (Schmidt et al., 1982).
     For holes drilled from the surface, molybdenum assays were run for most sample intervals at Skyline and in duplicate at CMS. In addition, numerous triplicate molybdenum determinations were made at one of Cyprus’ in-house laboratories, and occasional triplicate molybdenum assays were run at Rocky Mountain Geochemical’s (RMGC) laboratory in Salt Lake City.
     For holes drilled from underground exploration drifts, most of the molybdenum determinations were made by Hazen Research Incorporated (HRI) in Denver, Colorado. Assaying for uranium and sulphur in the drill holes was much more sporadic. Sulphur analyses were done for many of the individual intervals in the earliest holes (up through S-23). Almost all sulphur determinations were made by HRI. Uranium analyses were completed for many intervals beginning with hole S-25. All uranium assays were performed by CMS in Salt Lake City. Sporadic assaying was also done at Skyline, CMS, and Cyprus for other elements, including copper, lead, zinc, and tungsten (as W03). These data were not included in the database transmitted to The Winters Company (Winters).
     For the 1997-1999 drilling, sample preparation and assays were carried out at the Thompson Creek mine on-site laboratory for molybdenum (Mo), lead (Pb), copper (Cu), uranium (U), and sulphur (S).

13-1

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

     The grade control blasthole samples are assayed at the on-site laboratory. Ore samples are assayed for Mo and Pb and every fifth sample for Fe. Waste samples are assayed for sulphur and every fifth sample for Mo. Each sample is dried and homogenized in a riffler, and 200 g to 300 g is pulverized to -200 mesh. Two grams of each sample is digested in acid and analyzed by atomic adsorption. The Thompson Creek lab uses standards and blanks, as well as internal duplicates for QA/QC.
     From the descriptions of the Cyprus sample preparation and assay procedures, Scott Wilson RPA concludes that appropriate industry standards were followed. Scott Wilson RPA has not reviewed any information about sample security but has no reason to suspect that it did not follow industry standards for the times the sampling was carried out. In the opinion of Scott Wilson RPA, the molybdenum assay data are acceptable for resource and reserve estimation.

13-2

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

14 DATA VERIFICATION
     Winters (2000) carried out a review of the Thompson Creek database in 1997, including drill hole collar locations, original molybdenum assays, check assays, and geologic logs. No obvious problems were noted in drill hole collar locations, although Thompson Creek staff subsequently discovered errors in several drill hole coordinates and corrected them.
     Winters compared the Mo assays from the original assay certificates with assays in the computer database, and assays in drill logs with the computer database. Only a small number of original assay certificates were available. No discrepancies were found, although checking was difficult because assays in the computer database were averages from several laboratories. Similarly, no discrepancies between lithologic codes in the drill logs and the computer database were noted. Winters (2000) concluded that the reliability of the computer Mo assay values used for grade estimation is well within industry standards.
     Winters notes that, for the 1968-1981 Cyprus drilling, check assays, in the form of duplicate pulps, were routinely run between two and sometimes as many as four laboratories during the exploration phase at Thompson Creek. The only historical concern found by Winters was mentioned in correspondence between Noranda Inc. and Cyprus dated March 30, 1977, which discussed a possible problem regarding sample preparation at one of the four laboratories used to assay drill core. From this and other internal memoranda, it appears that considerable effort was expended by both companies to resolve sample preparation and analytical methods.
     Winters toured the assay laboratory at Thompson Creek in 1998 and found the sample preparation procedures, analytical procedures, and general housekeeping to be excellent.

14-1

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

     Although molybdenum analyses were not routinely checked with outside labs, two internal samples were used to check each batch of blasthole samples. Check samples were sent to outside labs for confirmation of acid rock drainage (ARD) determinations.
     Scott Wilson RPA toured the lab during the site visits in June 2007 and June 2006 and noted no problem areas.
     In the opinion of Scott Wilson RPA, the Thompson Creek drill hole database is acceptable for mineral resource and mineral reserve estimation.

14-2

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

15 ADJACENT PROPERTIES
     This section is not applicable.

15-1

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

16 MINERAL PROCESSING AND METALLURGICAL TESTING
     The Thompson Creek mine has been in production since 1983 and, therefore, this section is not applicable. Average recovery of MoS2 in the processing plant since the start of production has been 86%. From 2002 to September 2007, the recovery is in the order of 87.6% (Table 6-1).

16-1

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
GENERAL STATEMENT
     Mineral resources at the Thompson Creek mine as of September 30, 2007 are listed for several cut-off grades in Imperial units in Table 17-1 and in metric units in Table 17-2. In Scott Wilson RPA’s view, the mineral resources should be reported at a cut-off grade of 0.03% Mo.

17-1

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

TABLE 17-1 MINERAL RESOURCES (IMPERIAL UNITS) SEPT. 30, 2007
Thompson Creek Metals Company — Thompson Creek Mine

Cut-off	Measured Resource			Indicted Resource			Measured + Indicated			Inferred Resource
% Mo	M tons	% Mo	M lbs Mo	M tons	% Mo	M lbs Mo	M tons	% Mo	M lbs Mo	M tons	% Mo	M lbs Mo

0.02	95.2	0.075	142.8	245.1	0.059	289.3	340.3	0.063	432.0	274.7	0.035	192.3
0.03	76.7	0.087	133.5	179.1	0.072	258.0	255.9	0.076	391.5	153.7	0.043	132.2
0.04	63.1	0.099	124.9	133.8	0.085	227.5	196.9	0.089	352.5	55.8	0.058	64.7
0.06	44.1	0.120	105.9	81.4	0.108	175.7	125.5	0.112	281.7	17.6	0.082	28.9
0.08	30.7	0.141	86.6	54.4	0.126	137.2	85.1	0.131	223.8	8.0	0.097	15.5
Note: Numbers may not add due to rounding
TABLE 17-2 MINERAL RESOURCES (METRIC UNITS) SEPT. 30, 2007
Thompson Creek Metals Company — Thompson Creek Mine

Cut-off	Measured Resource			Indicted Resource			Measured + Indicated			Inferred Resource
% Mo	M tonnes	% Mo	M lbs Mo	M tonnes	% Mo	M lbs Mo	M tonnes	% Mo	M lbs Mo	M tonnes	% Mo	M lbs Mo

0.02	86.3	0.075	142.8	222.4	0.059	289.3	308.7	0.063	432.0	249.2	0.035	192.3
0.03	69.6	0.087	133.5	162.5	0.072	258.0	232.1	0.076	391.5	139.5	0.043	132.2
0.04	57.2	0.099	124.9	121.4	0.085	227.5	178.7	0.089	352.5	50.6	0.058	64.7
0.06	40.0	0.120	105.9	73.8	0.108	175.7	113.8	0.112	281.7	16.0	0.082	28.9
0.08	27.8	0.141	86.6	49.4	0.126	137.2	77.2	0.131	223.8	7.3	0.097	15.5
Note: Numbers may not add due to rounding

17-2

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

     Mineral reserves at the Thompson Creek mine as of September 30, 2007, are listed by pushback phase in Imperial units in Table 17-3 and in metric units in Table 17-4.
TABLE 17-3 MINERAL RESERVES (IMPERIAL UNITS) SEPT. 30, 2007
Thompson Creek Metals Company — Thompson Creek Mine

	Proven			Probable			Prov. + Prob.
Pushback	M	%	Contained	M	%	Contained	M	%	Contained Mo M
Phase	tons	Mo	Mo M lb	tons	Mo	Mo M lb	tons	Mo	lb

6	16.4	0.134	44.1	17.2	0.122	42.0	33.6	0.128	86.1
7	15.8	0.091	28.9	25.3	0.089	45.0	41.2	0.090	73.9
8	10.9	0.079	17.3	23.2	0.078	36.2	34.1	0.078	53.5

Total	43.2	0.104	90.3	65.7	0.094	123.2	108.9	0.098	213.5
     Notes:
1.	CIM definitions were followed for mineral reserves.

2.	Mineral reserves are estimated at a cut-off grade of 0.03% Mo.

3.	Mineral reserves are estimated using an average long-term molybdenum price of US$10.00 per pound.

4.	Density is 12.5 ft.3/ton.

5.	Stripping ratio is approximately 2.89:1.

6.	Numbers may not add correctly due to rounding.
TABLE 17-4 MINERAL RESERVES (METRIC UNITS) SEPT. 30, 2007
Thompson Creek Metals Company — Thompson Creek Mine

	Proven			Probable			Prov. + Prob.
Pushback	M	%	Contained	M	%	Contained	M	%	Contained
Phase	tonnes	Mo	Mo M lb	tonnes	Mo	Mo M lb	tonnes	Mo	Mo M lb

6	14.9	0.134	44.1	15.6	0.122	42.0	30.5	0.128	86.1
7	14.4	0.091	28.9	22.9	0.089	45.0	37.3	0.090	73.9
8	9.9	0.079	17.3	21.0	0.078	36.2	30.9	0.078	53.5

Total	39.2	0.104	90.3	59.5	0.094	123.2	98.8	0.098	213.5
     Notes:
1.	CIM definitions were followed for mineral reserves.

2.	Mineral reserves are estimated at a cut-off grade of 0.03% Mo.

3.	Mineral reserves are estimated using an average long-term molybdenum price of US$10.00 per pound.

4.	Density is 2.56 tonnes/m3.

5.	Stripping ratio is approximately 2.89:1.

6.	Numbers may not add correctly due to rounding.
     The mineral resource and mineral reserve estimates were prepared by Winters (2000) for Thompson Creek and reviewed by Scott Wilson RPA for the 2006 Technical Report. The mineral resources were subsequently revised in 2007 by Thompson Creek mine staff using the Winters (2000) drill hole database, geological interpretation and estimation parameters. The volume of the Winters (2000) block model was expanded to the north, to the west and to a lower elevation in the 2007 estimate. Thompson Creek has prepared

17-3

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

a current estimate of the mineral reserves and a mine plan that includes the old Phase 6 and the Phase 7 pushback and adds a new Phase 8. Phase 8 is a pushback of the east wall of the pit by approximately 250 feet. For purposes of this report, Scott Wilson RPA has used the new estimates for this analysis.
     The following sections describe the Thompson Creek 2007 resource estimate and the Winters (2000) reserve estimate along with Scott Wilson RPA’s observations.
MINERAL RESOURCE ESTIMATE
GENERAL
     The mineral resources were estimated by Thompson Creek mine staff based on the database, geological interpretation and block model interpolation parameters developed by Winters (2000). Block size is 50 ft. by 50 ft. by 50 ft. The methods and procedures are described in the following sections, as well as the database and resource classification. The effective date of the mineral resource estimate is September 30, 2007, since it excludes all resource blocks mined to that date.
DATABASE
     Winters (2000) and Thompson Creek staff compiled a MedSystem database from the original Cyprus drill holes and the 1997-99 infill holes. The database consisted of 321,058 ft. of drilling in 280 holes. The key items in the database used for resource estimation are molybdenum assay and rock type code. Most of the assays are in 10 ft. intervals down the hole.
     A set of drill hole composites were used for geologic interpretation of the deposit and estimation of Mo grades. Since the deposit is mined on 50 ft. benches, the composites were created in downhole intervals of 50 ft. which honoured the boundaries between lithologic units.

17-4

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

     Topographic surface data and blasthole data were also included in the MedSystem database for use in MineSight 3D modelling software.
     A block size of 50 ft. by 50 ft. by 50 ft. was selected for the block model.
     A tonnage factor of 12.5 ft.3/ton was used for the granodiorite-quartz diorite host rock for the molybdenum mineralization and 13.17 ft.3/ton for the metasedimentary rocks and volcanic cover rocks.
GEOLOGIC MODEL AND DOMAINS
     Winters and Thompson Creek geologic staff created a 3D lithologic model of the Thompson Creek deposit in 1998. The lithologic units consist of granodiorite, quartz diorite, undifferentiated metasedimentary material, and Challis volcanics. Cross sections spaced at 200 ft. were interpreted and used to form 3D wireframes for each lithologic unit after smoothing on level plans. The 50 ft. by 50 ft. by 50 ft. blocks were then coded by lithology.
     Domains to constrain grade interpolation were established by examining blasthole grade maps and lithologic maps. There are two distinct lobes of higher grade mineralization located at the southeast and northwest ends of the pit, with a zone of continuous but lower grade material between them. Boundaries were established between these grade zones for grade estimation. The domains were also constrained by the metasedimentary and volcanic contacts with the intrusive rocks, which carry the Mo mineralization. The contact between the metasedimentary and intrusive rocks in the northeast part of the open pit was reinterpreted by Thompson Creek mine staff.
     The domain boundaries were extended in the 2007 estimate 2,000 ft. further to the north, 1,000 ft. further to the west and 1,300 ft. deeper from the 6,000 ft. to the 4,700 ft. elevation.

17-5

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

     The domains were further refined with the aid of indicator variography to help define subpopulations of higher Mo grade within the host intrusive rocks. The indicator analysis estimated the probability of exceeding 0.06% Mo. This resulted in six “pods”, which were used for grade interpolation in the intrusive units. Domain 1 in the southeastern part of the pit contains higher grade Pod 1 (>50% probability of >0.06% Mo) surrounded by Pod 2 (<50% probability of >0.06% Mo). Domain 2 in the central part of the pit contains Pod 3 (>50% probability of >0.06% Mo) surrounded by Pod 4 (<50% probability of >0.06% Mo). Domain 3 in the northwestern part of the pit contains higher grade Pod 5 (>50% probability of >0.06% Mo) surrounded by Pod 6 (<50% probability of >0.06% Mo).
STATISTICS AND VARIOGRAPHY
     Statistics of the 50 ft. composites of Mo grade within the host intrusive units are shown in Table 17-5.
TABLE 17-5 STATISTICS OF Mo COMPOSITES
Thompson Creek Metals Company — Thompson Creek Mine

Statistic	Granodiorite	Quartz Monzonite

No. of data	3,744	877
Mean	0.056	0.079
Std. Dev.	0.075	0.081
Coeff. of Variation	1.33	1.03
Median	0.030	0.054
     Winters (2000) noted that both the granodiorite and quartz monzonite Mo values should not present undue problems in grade estimation because of the low coefficients of variation.
     Winters (2000) generated a series of Mo grade variograms using the 50 ft. composites that were used to derive parameters and search ellipse radii for block grade interpolation. All of the variograms were anisotropic, with the major axis oriented northwesterly along the long dimension of the molybdenum deposit and the search ellipse dipping at 45o to 50o to the northeast. The range of influence for the major axis in the six pods was 300 ft. to 700 ft. The range of the minor axis was 210 ft. to 500 ft.

17-6

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

BLOCK MODEL AND VALIDATION
     Winters (2000) carried out a number of grade interpolation runs using ordinary kriging and inverse distance methods using power two to six. The results were compared with the distribution of tons and grade based on blasthole data. Inverse distance to the third power (ID3) was chosen as giving the best comparison to the blasthole grades on a block basis. A minimum of one composite, a maximum of four, and only three composites from a single drill hole were used for the grade interpolation runs. The same parameters were used in the 2007 estimate.
     A two pass approach was utilized to estimate block grades. The first pass used restricted ranges to avoid smoothing or averaging samples across long distances. A second pass was used to interpolate grades for blocks that were not estimated by the first pass. Only two thirds of the maximum variogram ranges were used in the grade estimates. The same approach was utilized in the 2007 estimate.
     Grades for the six pods of intrusive rocks were estimated by separate runs. For higher grade Pods 1, 3, and 5 (>50% probability of >0.06% Mo), grades were estimated using only composites within the pods. For the low grade pods (2, 4 and 6), composites from the adjacent higher grade pods were also used to minimize sharp grade breaks along the pod contacts. The same approach was utilized in the 2007 estimate.
     Although the metasedimentary rocks and the overlying Challis volcanics do not contain economic grades of molybdenum, Winters (2000) interpolated grades from the 50 ft. composites within each rock unit. The same approach was used in the 2007 estimate, except that a restrictive search was not applied to the metasedimentary-intrusive contact area in the northeast part of the open pit. This is because mining experience in this area showed more extensive Mo mineralization than was interpolated in the Winters (2000) model.

17-7

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

CLASSIFICATION OF MINERAL RESOURCES
     Winters (2000) classified the mineral resource blocks into measured, indicated, and inferred categories based on the distance of the block from the closest composite used to estimate its grade. Slightly different distances were used for the different intrusive grade domains. For measured resources, the maximum distance was 90 ft. to 140 ft. For indicated resources, the maximum distance was 150 ft. to 290 ft. Inferred resource blocks were beyond these distances. The 2007 estimate followed the same criteria for resource classification.
     For reporting purposes, Scott Wilson RPA reclassified all resource blocks below the 6,000 ft. elevation as inferred blocks, regardless of distance from the nearest composite. This is because the density of drill holes decreases significantly at about the 6,000 ft. elevation and only a few holes have penetrated below this elevation. More drilling is needed below 6,000 ft. to upgrade the resource classification, in our opinion.
     Mineral resources at the Thompson Creek mine as of September 30, 2007 are listed for several cut-off grades in Imperial units in Table 17-6 and in metric units in Table 17-7.

17-8

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

TABLE 17-6 MINERAL RESOURCES (IMPERIAL UNITS) SEPT. 30, 2007
Thompson Creek Metals Company — Thompson Creek Mine

Cut-off	Measured Resource			Indicted Resource			Measured + Indicated			Inferred Resource
% Mo	M tons	% Mo	M lbs Mo	M tons	% Mo	M lbs Mo	M tons	% Mo	M lbs Mo	M tons	% Mo	M lbs Mo

0.02	95.2	0.075	142.8	245.1	0.059	289.3	340.3	0.063	432.0	274.7	0.035	192.3
0.03	76.7	0.087	133.5	179.1	0.072	258.0	255.9	0.076	391.5	153.7	0.043	132.2
0.04	63.1	0.099	124.9	133.8	0.085	227.5	196.9	0.089	352.5	55.8	0.058	64.7
0.06	44.1	0.120	105.9	81.4	0.108	175.7	125.5	0.112	281.7	17.6	0.082	28.9
0.08	30.7	0.141	86.6	54.4	0.126	137.2	85.1	0.131	223.8	8.0	0.097	15.5
Note: Numbers may not add due to rounding
TABLE 17-7 MINERAL RESOURCES (METRIC UNITS) SEPT. 30, 2007
Thompson Creek Metals Company — Thompson Creek Mine

Cut-off	Measured Resource			Indicted Resource			Measured + Indicated			Inferred Resource
% Mo	M tonnes	% Mo	M lbs Mo	M tonnes	% Mo	M lbs Mo	M tonnes	% Mo	M lbs Mo	M tonnes	% Mo	M lbs Mo

0.02	86.3	0.075	142.8	222.4	0.059	289.3	308.7	0.063	432.0	249.2	0.035	192.3
0.03	69.6	0.087	133.5	162.5	0.072	258.0	232.1	0.076	391.5	139.5	0.043	132.2
0.04	57.2	0.099	124.9	121.4	0.085	227.5	178.7	0.089	352.5	50.6	0.058	64.7
0.06	40.0	0.120	105.9	73.8	0.108	175.7	113.8	0.112	281.7	16.0	0.082	28.9
0.08	27.8	0.141	86.6	49.4	0.126	137.2	77.2	0.131	223.8	7.3	0.097	15.5
Note: Numbers may not add due to rounding

17-9

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

CUT-OFF GRADE
     The mineral resources are reported at a cut-off grade of 0.03% Mo. The cut-off grade is discussed below under Mineral Reserves.
REVIEW OF MINERAL RESOURCES BY SCOTT WILSON RPA
     Scott Wilson RPA reviewed the Thompson Creek mineral resource estimate in three different ways:
•	Review of the approach, procedures, and methodology used to estimate the mineral resource block model.

•	Comparison of the block model grades with drill hole grades on sections.

•	Review of mine production reconciliation with the block model.
     Scott Wilson RPA is of the opinion that the approach, procedures, database, and methods used for the block model resource estimate are reasonable and follow general industry practice.
     A set of cross sections that covered a large part of the Thompson Creek deposit were prepared to show the drill holes with assay composites and the resource blocks with estimated grades. The cross sections were inspected by Scott Wilson RPA for consistency between the drill hole assay results and the block grades. Our review indicates that the grades of the blocks give a reasonable representation of the drill hole grades in general. The classification of the mineral resources was also displayed on the sections and the classification into measured, indicated, and inferred categories appears to be reasonable.
     Scott Wilson RPA received, from the Thompson Creek mine staff, a reconciliation of as-mined grades with in situ block grades for calendar years 2004 to 2006. The as-mined grades are based on blasthole assays that reconcile well with mill grades in mine monthly reports. The in situ grades are the block model mineral resource grades estimated for the volumes actually mined. The reconciliation is reported on a bench by bench basis, by type of ore and waste, and by cut-off grade level. Table 17-8 summarizes the reconciliation information.

17-10

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com
TABLE 17-8 RECONCILIATION OF MINED GRADE TO BLOCK MODEL
GRADE
Thompson Creek Metals Company — Thompson Creek Mine

	Tons Mined	Grade Mined	Model Grade
Period	Millions	% Mo	% Mo	% Diff

Oct 1/04-Sep 30/05	6.65	0,143	0.133	-7.0%
Oct 1/05-Mar 31/06	3.79	0,160	0.146	-8.6%

Total	10.44	0.149	0.138	-7.6%
     Table 17-8 shows that for the 18 month period ending March 31, 2006, the block model has underestimated the actual grade by an average of 7.6%. In the opinion of Scott Wilson RPA, this reconciliation provides confidence in the block model grade estimation and suggests that the mineral resource grade may be lower than the actual grade by a small percentage.
MINERAL RESERVE ESTIMATE
GENERAL
     The Winters (2000) report gives the general procedures followed for the Thompson Creek mineral reserve estimate. This estimate was revised by the Thompson Creek mine staff effective September 30, 2007. Mineral reserves are included in the mineral resources.
     In the Winters (2000) report, open pit reserves were estimated using a floating cone algorithm. Technical parameters required as input to the algorithm included pit slopes for various sectors of the pit, operating costs, metallurgical recoveries, and metal prices. In Winters (2000), several different open pit scenarios were analyzed and designated as Phases 4, 5, and 6. Each successive phase had more waste mined. Phase 4 is now completed, Phase 5 is recently completed and Phase 6 is in progress. A Phase 7 pushback using a Whittle software designed pit was developed by Thompson Creek and reviewed by J.T. Boyd and Company (Boyd) in July 2006. Stripping of Phase 7 is currently underway.

17-11

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

     In July and August 2007, Thompson Creek prepared a new estimate of the reserves using NPV Scheduler software. This design includes a new push back, Phase 8.
     Scott Wilson RPA has reviewed the Thompson Creek open pit design work and the mineral reserve estimate and checked the compiled tonnages and grades for Phases 6, 7 and 8 below the topographic surface as of September 30, 2007, using the current mineral resource block model. In our opinion, the mineral reserve estimate is reasonable.
OPEN PIT DESIGN
     A new pit design was prepared by Thompson Creek at the mine site using mineral resource data effective May 31, 2007. The design includes Phases 6, 7 and 8. Figure 17-1 shows the Phase 8 open pit contours. The cut-off grade is 0.03% Mo and the average concentrator recovery used is 89.8%. Actual concentrator recovery for each month of the production forecast is estimated using a formula that relates recovery to head grade.
     Thompson Creek has prepared a new production plan using the September 30, 2007 mineral resources that includes the mining of 108.9 million tons of proven and probable mineral reserves at an average grade of 0.098% Mo and 5.8 million tons of inferred resources at an average grade of 0.056% Mo. Total molybdenum contained in the proven and probable mineral reserves is 213.5 million pounds. Scott Wilson RPA has removed the small tonnage of inferred resources from the mine plan in preparing the cash flow model.
     Proven reserves correspond to the measured mineral resources in the September 30, 2007 estimate that fall in the planned open pit and probable reserves correspond to the indicated mineral resources. Scott Wilson RPA notes that the estimate of resources and reserves can be affected by changes in the mining method, metallurgy, and other relevant factors.
     The average waste to ore strip ratio in the Thompson Creek mine plan is 2.89:1. The input data include:

17-12

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

•	A cut-off grade of 0.03% Mo.

•	An average concentrator recovery of 89.8%, actual recovery is estimated by a formula that relates recovery to head grade.

•	An average mining costs of US$1.49 per ton.

•	An average processing plant cost of US$4.93 per ton.

•	A price of US$10.00 per pound of Mo.

•	The pit slopes used in the design are 47 degrees for the north wall, 42 degrees for the northeast wall, and 37 degrees for the top part of the east wall.
     Thompson Creek staff generated an initial pit shell at a price of US10/lb Mo then modified the design to allow for access and to ensure adequate mining widths. The final pit is larger than the $10/lb shell but within a $12/lb shell.
     The concentrator will operate 365 days per year.
     Scott Wilson RPA has reviewed the pit design and considers it to be reasonable.
CUT-OFF GRADE
     The cut-off grade is 0.03% Mo, which was determined by using a US$10.00 per lb Mo price, a recovery of 90.0%, and a mining cost of US$1.46 per ton. The mill and administration operating cost is US$4.93 per ton milled which equates to a discard cut-off grade of about 0.027% Mo (rounded to 0.03% Mo). More details of the mine design and economic parameters are given in Item 19. The cut-off grade assumptions are reasonable, in Scott Wilson RPA’s opinion.
CLASSIFICATION
     Mineral reserves at the Thompson Creek mine as of September 30, 2007 are listed by pushback phase in Imperial units in Table 17-9 and in metric units in Table 17-10. The reserves have been classified as proven or probable based on the previous classification of the blocks in the resource model as measured or indicated, respectively.

17-13

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

TABLE 17-9 MINERAL RESERVES (IMPERIAL UNITS) SEPT. 30, 2007
Thompson Creek Metals Company — Thompson Creek Mine

	Proven			Probable			Prov. + Prob.
Pushback	M	%	Contained	M	%	Contained	M	%	Contained
Phase	tons	Mo	Mo M lb	tons	Mo	Mo M lb	tons	Mo	Mo M lb

6	16.4	0.134	44.1	17.2	0.122	42.0	33.6	0.128	86.1
7	15.8	0.091	28.9	25.3	0.089	45.0	41.2	0.090	73.9
8	10.9	0.079	17.3	23.2	0.078	36.2	34.1	0.078	53.5

Total	43.2	0.104	90.3	65.7	0.094	123.2	108.9	0.098	213.5
Notes:
1.	CIM definitions were followed for mineral reserves.

2.	Mineral reserves are estimated at a cut-off grade of 0.03% Mo.

3.	Mineral reserves are estimated using an average long-term molybdenum price of US$10.00 per pound.

4.	Density is 12.5 ft.3/ton.

5.	Stripping ratio is approximately 2.89:1.

6.	Numbers may not add correctly due to rounding.
TABLE 17-10 MINERAL RESERVES (METRIC UNITS) SEPT. 30, 2007
Thompson Creek Metals Company — Thompson Creek Mine

	Proven			Probable			Prov. + Prob.
Pushback	M		Contained	M		Contained	M	%	Contained
Phase	tonnes	% Mo	Mo M lb	tonnes	% Mo	Mo M lb	tonnes	Mo	Mo M lb

6	14.9	0.134	44.1	15.6	0.122	42.0	30.5	0.128	86.1
7	14.4	0.091	28.9	22.9	0.089	45.0	37.3	0.090	73.9
8	9.9	0.079	17.3	21.0	0.078	36.2	30.9	0.078	53.5

Total	39.2	0.104	90.3	59.5	0.094	123.2	98.8	0.098	213.5
Notes:
1.	CIM definitions were followed for mineral reserves.

2.	Mineral reserves are estimated at a cut-off grade of 0.03% Mo.

3.	Mineral reserves are estimated using an average long-term molybdenum price of US$10.00 per pound.

4.	Density is 2.56 tonnes/m3.

5.	Stripping ratio is approximately 2.89:1.

6.	Numbers may not add correctly due to rounding.
     Scott Wilson RPA is of the opinion that the mineral reserve estimate and classification of the reserves are reasonable.

17-14

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

N
352,000 E
354,000 E
356,000 E
358,000 E
968,000 N
966,000 N
964,000 N
0 500 1000 1500 2000
Feet
0 100 200 300 400 500
Metres
October 2007

Figure 17-1

Thompson Creek Metals Company Inc.

Thompson Creek Mine

Custer County, Idaho, U.S.A.

Phase 8 Pit Contours

17-15

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

18 OTHER RELEVANT DATA AND INFORMATION
     Scott Wilson RPA is not aware of any other relevant data and information.

18-1

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

19 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES
MINING OPERATIONS
     Conventional open pit mining methods are used at the Thompson Creek mine. Cable shovels load the blasted material into trucks and, depending on grade, the material is hauled either to the waste dumps, the crusher, or the stockpile. The shovels have a 25 yd.3 capacity and the newer trucks are rated at 190 tonnes. A crusher is located adjacent to the pit; crushed rock is conveyed 7,000 ft. to the concentrator. Waste rock is hauled to the waste rock dumps located adjacent to the pit. The waste dumps, as well as other areas of the mining operations, will be reclaimed and revegetated at the end of the mine life.
     Benches in the pit are 50 ft. high and the mine uses 50 ft. by 50 ft. by 50 ft. blocks for block modelling purposes. The final depth of the pit is planned for 1,200 ft. The open pit will be approximately 4,000 ft. long and 6,000 ft. wide. A pit plan is shown in Figure 17-1. Scott Wilson RPA is of the opinion that sufficient dilution is included in the 50 ft. by 50 ft. by 50 ft. blocks.
PIT SLOPES
     Call & Nicholas, Inc. (CNI) reviewed the Phase 6 mine plan in December 2004 and confirmed that the pit slopes should be 47o for the north wall, 42o for the northeast wall, and 37o for the top part of the east wall, as per the CNI recommendations made in 2000. These recommendations assumed adequate wall drainage through major faults and fractured ground. CNI recommended that the mine continue its program of monitoring the pit slope with extensometers and surveying of prisms glued onto the pit walls.

19-1

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

     There was a small wall failure in the Debit Creek area of the pit in early 2006. CNI visited the site and made a number of recommendations, including checking the pit design in the area and installing additional instrumentation.
     The Phase 8 mine plan is being reviewed by CNI. Scott Wilson RPA notes that the same pit slope assumptions have been used in the Phase 8 design that had been recommended by CNI in 2000. Scott Wilson RPA also notes that the Phase 8 design has changed significantly from the Phase 7 design and, therefore, concurs that the pit slope review by CNI should be carried out.
LIFE OF MINE PLAN
     Thompson Creek is currently using the Phase 6, 7, and 8 mine plans for a life of mine plan. In the current life of mine plan, mining starts in October 1, 2007, and continues until the end of 2018. A total of 114.7 million tons at a grade of 0.096% Mo is mined and milled; this includes inferred resources of 5.8 million ton at 0.056% Mo as well as 108.9 million tons of proven and probable mineral reserves. The average strip ratio is 2.89:1.
     For cash flow modelling purposes, Scott Wilson RPA has removed the 5.8 million tons of inferred resource from the production schedule in the last year of production. This mine plan is shown in Table 19-1 and includes only proven and probable mineral reserves. Operations continue from October 1, 2007 until 2017, milling a total of 110.8 million tons at a grade of 0.098% Mo. The average strip ratio becomes 2.89:1.

19-2

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

TABLE 19-1 THOMPSON CREEK LIFE OF MINE PLAN
Thompson Creek Metals Company — Thompson Creek Mine

		Q4 2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total / Average

Production
Mine Production	’000 t	2,763	10,839	10,959	10,959	10,959	10,959	10,959	10,959	10,959	10,959	7,604	108,876
Waste	’000 t	7,540	31,873	39,161	39,289	39,289	45,500	48,708	40,570	21,700	1,152	0	314,782

Total Mined	’000 t	10,303	42,712	50,120	50,248	50,248	56,458	59,666	51,529	32,659	12,111	7,604	423,658
Strip ratio		2.7	2.9	3.6	3.6	3.6	4.2	4.4	3.7	2.0	0.1	0.0	2.89

Processing
Mill Production	’000 t	2,763	10,839	10,959	10,959	10,959	10,959	10,959	10,959	10,959	10,959	7,604	108,876
Operating Days	days	92	361	365	365	365	365	365	365	365	365	365
Tons per operating day	t / day	30,033	30,024	30,024	30,024	30,024	30,024	30,024	30,024	30,024	30,024	20,834	26,757
Grade	% Mo	0.058%	0.090%	0.145%	0.148%	0.063%	0.083%	0.088%	0.112%	0.072%	0.077%	0.098%	0.098%
Recovery	%	87.7%	89.6%	91.7%	91.7%	88.1%	89.2%	89.5%	90.5%	88.6%	88.9%	89.9%	89.7%
Molybdenum Production	’000 lb	2,791	17,432	29,191	29,730	12,098	16,271	17,322	22,285	13,985	15,090	13,359	191,469

Revenue
Molybdenum Price	US$/ lb	28.00	28.00	24.00	20.00	15.00	13.00	12.00	12.00	12.00	12.00	12.00	17.09

Total Revenue	US$’000	76,986	480,774	690,079	585,681	178,755	208,351	204,746	530,840	165,303	178,364	157,902	3,457,781

Costs
Total Operating and Capital Costs	US$’000	28,979	162,938	139,472	148,402	123,675	129,812	134,166	131,973	120,682	91,909	92,703	1,304,710
Total Freight and Commission	US$’000	1,460	9,117	15,267	15,549	6,328	8,510	9,059	11,655	7,314	7,892	6,987	99,138
Conversion Loss	%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	-98.5%	1.5%	1.5%	1.5%

Total Costs	US$’000	30,439	172,055	154,739	163,950	130,002	138,322	143,225	143,628	127,996	99,802	99,689	1,403,848

Cash Flow
Net Profit	US$’000	46,547	308,719	535,340	421,730	48,753	70,029	61,521	387,212	37,307	78,562	58,213	2,053,933
Net Cumulative Cash Flow	US$’000	46,547	355,266	890,606	1,312,336	1,361,089	1,431,118	1,492,639	1,879,852	1,917,159	1,995,721	2,053,933

	Discount Rate		NPV
Net Present Value	0%	’000 US$	2,053,933
	5%	’000 US$	1,697,073
	8%	’000 US$	1,530,697
	10%	’000 US$	1,434,876
	15%	’000 US$	1,236,433

Note:	(1) Excludes inferred resources of 5.8 million tons at 0.056% Mo (2) Price per lb molybdenum in Molybdenum Oxide

19-4

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

     Scott Wilson RPA reviewed the life of mine plan commencing October 1, 2006, and believes that the production targets are reasonable.
MINE EQUIPMENT
     The mine equipment is listed in Appendix 1. Two new Caterpillar 789C haul trucks and a new Bucyrus 495HR shovel were purchased in 2006. Significant additions will be made to the mine equipment fleet and these are discussed in the capital cost section below.
MINERAL PROCESSING
     The Thompson Creek concentrator produces molybdenite (MoS2) concentrate, most of which is shipped to the Langeloth metallurgical facility for roasting. The concentrator flow sheet is shown in Figure 19-1. The following process description is taken largely from the 2006 Technical Report.
     The gyratory crusher discharge is stored in a coarse ore stockpile then fed to a mill with an original design capacity of 25,000 tons per day. The material is withdrawn from the stockpile by two parallel lines of apron feeders to two grinding circuits consisting of a SAG mill and a ball mill each. The planned plant throughput for the remainder of 2007 is 30,033 tons per day.
     The SAG mill operates in open circuit while the ball mill operates in closed circuit with cyclones. The SAG and ball mill discharges are pumped together to the cyclones. The cyclone underflow is recycled to the ball mill and the overflow feeds two parallel banks of rougher-scavenger flotation cells. The rougher-scavenger concentrate is pumped to the first regrind ball mill and the tailings are pumped to the tailings pond. For six months of the year, the tailings are floated to remove the pyrite as a concentrate. The pyrite concentrate is pumped to subaqueous deposition in the tailings pond to avoid oxidation and acid generation.

19-4

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

     The rougher concentrate is reground in a ball mill operating in closed circuit with cyclones. The cyclone underflow is recycled to the mill and the overflow feeds the first cleaner and cleaner-scavenger flotation stage. The first cleaner concentrate is upgraded in the second and third cleaner flotation columns. The first cleaner-scavenger concentrate is recycled to the regrind ball mill and the tailings are discharged with the rougher-scavenger tailings.
     The third column cleaner concentrate is screened as a first step to producing different grades of molybdenum. The screen oversize is processed into a high grade product while the undersize is processed through a leaching circuit to produce material that meets specifications for roasting.
     The screen oversize is reground in a ball mill operating in closed circuit with cyclones. The cyclone underflow is recycled to the regrind mill. The cyclone overflow is upgraded through one stage of column flotation. The concentrate is filtered, dried then dry ground in a jet mill to produce a fine product or further ground in a pancake mill to produce the superfine product. The products are packaged in drums.
     The screen undersize is dewatered in a thickener then batch leached in a hot ferric chloride circuit at 85oC for three hours to remove lead, copper, and uranium. The leach slurry is filtered in filter presses. The filter cake is dried then bagged, while the filtrate is neutralized then discarded as tailings. Off-gases from the dryers are scrubbed in wet scrubbers prior to discharging to atmosphere.
     Since Scott Wilson RPA’s site visit in 2006 several alterations have been made to the concentrator. A new tailings rougher pump was installed to increase throughput. A new column flotation unit has been added to the final concentrate cleaning circuit to remove additional concentrate impurities. Construction and installation of a new Larox filter is underway and is expected to be in operation during the last week of October.

19-5

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

     Thompson Creek reports that the above circuit changes and the expected mining of softer mineralized material will allow an increase in mill throughput to 30,000 tons per day. The change in the grade of the mill feed is expected to occur in November and December of this year when the open pit gets into higher grade material.
     In Scott Wilson RPA’s opinion, if normal historical operating and maintenance practices are continued, and the mine begins to deliver higher grade material then the mill should be able to process 30,000 tons per day, through the mine plan to 2017. The mill was placed in operation in 1983 and appears to have been reasonably well maintained.
RECOVERABILITY
     The monthly average recovery in the Thompson Creek concentrator varied from 91.6% in November 2005 to 93.0% in March 2006 for head grades of 0.149% Mo and 0.189% Mo, respectively. Scott Wilson RPA notes that the recovery correlates well with head grade based on the 2001 to 2006 operating data for head grades between 0.068% Mo and 0.189% Mo. The corresponding recovery ranges from 81% to 93%.

19-6

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

Pyrite Separation Facility
Grinding
Flotation
High Grade Circuit
HPN Drying & Oiling
Leach Plant
HPN Packaging
Filter & Drying Plant
Bulk Packaging

Figure 19-1

Thompson Creek Metals Company Inc.

Thompson Creek Mine

Cluster County, Idaho, U.S.A

Process Flow Sheet

October 2007

Source: Thompson Creek Mining Company, 2007.

19-7

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

MARKETS
MOLYBDENUM MARKET AND PRICES
     The most common form of molybdenum mineralization is molybdenite (MoS2) which is mined as both a primary mineral and as a secondary mineral in copper mining. Approximately 75% of molybdenum is used for high-strength and temperature resistant steel alloys or as a substitute for nickel in steel alloying. Molybdenite is also used as a high temperature lubricant, due to its favourable atomic structure.
     World production for molybdenum increased to 416 million pound in 2006 from 393 million pound in 2005. The price of molybdenum has also increased substantially, from US$2.60 per pound in January 2002 to US$33.00 per pound in 2007.
     Scott Wilson RPA does not express an opinion on future molybdenum prices. For the cash flow model in the Economic Analysis section below, Scott Wilson RPA has used a molybdenum price scenario whereby the price declines over the next few years to a long-term price which is based on various opinions expressed by mining analysts in technical reports on other molybdenum projects and are discussed in the revenue section of the cash flow analysis below..
     Scott Wilson RPA has used the following molybdenum prices in the base case analysis:
•	US$28.00 per pound of molybdenum oxide in 2007

•	US$28.00 per pound of molybdenum oxide in 2008

•	US$24.00 per pound of molybdenum oxide in 2009

•	US$20.00 per pound of molybdenum oxide in 2010

•	US$15.00 per pound of molybdenum oxide in 2011

•	US$13.00 per pound of molybdenum oxide in 2012

•	US$12.00 per pound of molybdenum oxide after 2012

19-8

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

     Scott Wilson RPA notes that the molybdenum prices have varied significantly over the last few years and, therefore, have also included a sensitivity analysis to demonstrate the effect of this variation in prices.
FIGURE 19-2 HISTORICAL MOLYBDENUM PRICES
     Courtesy of marketfriendly
CONTRACTS
     Thompson Creek has entered into a distributorship and sales agreement appointing an arm’s length third party as the exclusive distributor of up to 20% of all molybdenum produced from the Thompson Creek mine in any country in Asia and Oceania for a period of ten years, commencing on January 1, 2007.
     In September 2005, Thompson Creek entered into a sales agreement with respect to the Thompson Creek mine which takes effect on January 1, 2008, pursuant to which Thompson Creek agreed to sell a maximum of four million pounds of technical grade molybdic oxide from Phase 6 of the Thompson Creek mine plan (the “Product”), estimated to be four million pounds of molybdenum, at a price of not less than US$4.50

19-9

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

or more than US$7.50 per pound of molybdenum derived from the Product. The remainder of Phase 6 production is sold at a 10% discount to market price.
     Also in September 2005, Thompson Creek agreed to sell a further 5% of all Product, estimated to be another four million pounds of molybdenum, at prices to be determined at a discount to the market price of molybdenum at the time of shipment with a floor at US$4.50 per pound of molybdenum. Such agreement is to take effect on the first day following the first two month period during which Thompson Creek Mine’s concentrator has produced at least 100,000 pounds of molybdenum disulphide from the Phase 6 reserves.
     Thompson Creek has advised Scott Wilson RPA that it has many different customers and, therefore, sells molybdenum in many different ways including bill of sale, contracts, or sales by agents. For purposes of the economic analysis in this report, Scott Wilson RPA has assumed that all the molybdenum sold by Thompson Creek is sold F.O.B. at the Langeloth plant and that Thompson Creek’s customers pay all subsequent delivery charges. Scott Wilson RPA is not aware of any other material contracts existing at the Thompson Creek mine.
     At the time of the site visit the American Asphalt and Grading Company (AAGC) was contracted to do some of the Phase 7 stripping on the west wall of the pit. AAGC does the loading and hauling while Thompson Creek does the drilling and blasting. From time to time Thompson Creek lets contracts for various services at the mine including maintenance and installation of facilities.
ENVIRONMENTAL CONSIDERATIONS
THOMPSON CREEK MINE
     The Thompson Creek mine has been in operation since 1983. The operation has been nearly continuous albeit at a lower rate in times of low molybdenum prices.

19-10

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

     The operation is clean and appears to be well managed. The environmental concerns are primarily around waste rock acid drainage and tailings. During Scott Wilson RPA’s site visit and interviews with the site management, there were no apparent environmental non-compliance issues.
     The reclamation and closure bond at the Thompson Creek mine including cash security and insurance is $35 million. The long-term closure risks are associated with acid rock drainage and tailings containment.
TAILINGS STORAGE
     In the longer term, the tailings storage facility may be cause for concern. The tailings dam is a centre line construction where the tailings slurry is cycloned and the coarse fraction is used to build the dam. In order to minimize acid rock drainage (ARD) on the downstream slope of the dam, a pyrite removal circuit has been added in the process. The dry downstream slope of the dam is subject to wind erosion. This wind erosion problem is being investigated by the regulators and could become an issue for the Thompson Creek mine. The tailings dam as designed has a limited capacity to expand.
     Thompson Creek commissioned a study by Golder Associates and Water Management Associates to design an expansion to the existing tailings pond. The design includes raising the height of the dam and moving the east end of the dam to the south so that it abuts the existing topography. There is also a plan to develop and construct additional drainage at the bottom of the dam. The new dam will have an estimated additional capacity of 100 million tons of tailings over and above the permitted Phase 7 capacity. This work has been completed and filed with the Idaho Department of Water Resources — Dam Safety Division for approval. We cannot comment on the merits of the work or the likely acceptance by State Department because the review is not complete. This approval of this expansion is required for the Phase 8 pit expansion.
     The Thompson Creek mine tailings impoundment is a centre line structure where the tailings are cycloned, with the coarse fraction forming the downstream face of the dam.

19-11

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

The cyclone split is approximately 45% coarse going downstream face and 55% going upstream as the fine fraction. The coarse fraction is at approximately 70% solids by weight, which suggests over 40% water by volume. The ongoing phreatic zone measurements in the dam are at the bedrock tailings interface, except for one small area. The dam is generally functioning as designed. The introduction of the pyrite circuit to reduce the sulphides in the tailings has been effective in reducing ARD on the downstream face of the dam and has recently demonstrated better water quality in the seepage. The seepage downstream of the dam is approximately 1,100 gpm in the summer, reducing to 800 gpm in the winter. The dam is generally functioning as designed.
     The dam is inspected and monitored on a regular basis by the mill department under the direction of Mr. Gregory Hurless, Mill Manager. The external inspections of the dam are done by Mr. John Andrews, P.E., Geotechnical Engineer with Water Management Consultants in Fort Collins, Colorado. The responsible government authority for the dam is the Idaho Department of Water Resources — Dam Safety and Storage under the direction of Mr. Sonny Hornbaker.
     The long-term closure risks with the Thompson Creek mine are associated with acid rock drainage and tailings containment. The infrastructure for ARD collection of the Pat Hughes and Buckskin waste rock dumps is largely in place. Some additional capital will be required for treatment. The ongoing long term operating cost on closure will likely be in the order of $1 to 2 million a year based on professional judgement.
     The Thompson Creek Mining Company was issued a Unilateral Administrative Order in October 2005 to clean up the old Tungsten Jim Mine Site under CERCLA by the US Forest Service as part of the United States Department of Agriculture. The Tungsten Jim Mine Site consists of three sites: The Tungsten Jim Mine Site which extends from the main mine area downstream along Thompson Creek to include two associated mill areas, the Scheelite Jim Mill area and the Scheelite Nellie Mill area. The Scheelite Nellie Mill area was reclaimed by Cyprus in 1989. Thompson Creek has submitted an Economic

19-12

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

Evaluation and Cost Analysis for the reclamation of these areas to the US Forest Service but the plan has not yet been approved. The Tungsten Jim mine was operated intermittently until 1977. Thompson Creek inherited the abandoned sites when they took over Cyprus’ claims.
     The Tungsten Jim Mine Site consists of oxidized ore piles that were extracted from underground and not processed. There is approximately 20,000 cubic yards of material that Thompson Creek proposes to be moved into a secure disposal site. The Scheelite Jim Mill has a tailings mound estimated to contain approximately 10,000 cubic yards. It has been proposed that this material be moved to a secure disposal area. The Scheelite Nellie Mill area has been reclaimed and does not appear to require much more work. All structures have been removed from two sites while a few remnants remain at one of the sites.
     The order requires Thompson Creek to clean up the sites. Based on Thompson Creeks’ estimates, it is expected that the clean up cost will be in the order of US$1 to US$1.7 million. Thompson Creek has completed the field evaluation and is in compliance with the Unilateral Administrative Order. It is anticipated that the clean up will be completed in 2009.
     A mines operating permit application has been submitted for the Phase 8 mine expansion. Also required is the tailings expansion permit to store additional tailings from Phase 8 mining. Thompson Creek is in the process of renewing its NPDES permit with the EPA. This permit renewal has been in progress for some time. A Draft Air Quality Permit has been received and the public comment period is over. There apparently was only one comment received from the public. The final permit is expected soon.
     In conclusion, the Thompson Creek mine has day to day environmental issues which are being managed in a reasonable manner. The renewal of existing permits and the application for new permits needs more effort and attention.

19-13

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

TAXES
     Thompson Creek is subject to taxation on a state, federal, and local level. Scott Wilson RPA is not an expert in the area of taxation and, therefore, has not ascertained the levels of taxation that are applicable to the Thompson Creek operation. Scott Wilson RPA recognizes that the application of taxes will affect the overall profitability of the mining operation. For purposes of this Technical Report, which is to demonstrate that the mineral reserves are economic, taxes are not included in the cash flow model in the Economic Analysis section below.
CAPITAL AND OPERATING COST ESTIMATES
CAPITAL COSTS
     Total capital expenditures are shown in Table 19-2. Capital expenditures in 2008 include the purchase of six new haul trucks to replace the aging fleet of Wabco Haulpak trucks. In 2009 two shovels, one cable shovel and one hydraulic shovel, will be replaced and in 2012 the company will purchase six more haul trucks. Additional capital expenditures are required through 2009 for the replacement of other ageing auxiliary equipment and are necessary to maintain production at the Thompson Creek mine. Major rebuilds of the production shovels are scheduled for 2010 and 2011.
     Capital expenditures include upgrades to, and replacements of, mill processing equipment, tailings and water pipelines, and pumping equipment. Administrative and other capital expenditures include water pipelines, mine facilities, upgrades to the computerized accounting system and safety equipment. The capital expenditure forecast includes contingencies of 10% to 15% and capital for unidentified items in the plan.

19-14

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

TABLE 19-2 LIFE OF MINE CAPITAL EXPENDITURES
Thompson Creek Metals Company — Thompson Creek Mine

	Mine	Mill	Admin & Other	Total
Year	US$ 000	US$ 000	US$ 000	US$ 000

2007 Q4	350	1,321	641	2,312
2008	35,500	8,445	940	44,885
2009	13,977	750	1,570	16,297
2010	23,395	1,750	640	25,785
2011	1,765	750	590	3,105
2012	5,340	750	600	6,690
2013	5,340	750	1,030	7,120
2014	6,540	750	1,100	8,390
2015	6,840	750	1,500	9,090
2016	6,540	750	1,500	8,790
2017	5,340	750	1,500	7,590

Total US$000	110,927	17,516	11,611	140,054
     The Phase 6, 7 and 8 plan requires capital spending on new equipment as detailed above. The plan includes the expenditure $110.9 million for the mine, $17.5 million for the mill, and $11.6 million for administration, for a total of $140.0 million. It is Scott Wilson RPA’s opinion that these estimates are reasonable.
     Scott Wilson RPA has not included any capital costs for the Langeloth plant in the economic analysis that follows. It is assumed that the refining fees charged by the Langeloth plant are sufficient to cover the operation of the plant, capital costs, and a profit for the plant.
OPERATING COSTS
     Scott Wilson RPA has compared the historical operating costs and the operating costs in the mine plan. The mine operating costs are expected to rise as a result of the increased stripping and increased production rate. This increase is reflected in the cost

19-15

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

forecasts as shown in the mine plan, Table 19-1. The average operating cost in Table 19-1 is US$10.51 per ton milled and annual average cost is US$113.6 million.
MANPOWER
     The Thompson Creek workforce was 316 as of September 30, 2007. This number will rise to 358 by the end of 2008. Scott Wilson RPA finds the estimates reasonable and appropriate for the planned Phase 8 mining activities. The operations are non-union.
ECONOMIC ANALYSIS
     A pre-tax cash flow model has been generated from the Thompson Creek Phase 6, 7, and 8 mine plan production schedule, capital and operating cost estimates. A summary of the key criteria is provided below.
REVENUE
     Scott Wilson RPA prepared an economic analysis of the Thompson Creek mine assuming the physical parameters included in the Phase 8 Expansion Mine Plan. These included production rates, reserves, metallurgical recovery, and both operating and capital costs. Revenue is recognized at the time of production. Metal prices used in the base case are listed below:
•	US$28.00 per pound of molybdenum oxide in 2007

•	US$28.00 per pound of molybdenum oxide in 2008

•	US$24.00 per pound of molybdenum oxide in 2009

•	US$20.00 per pound of molybdenum oxide in 2010

•	US$15.00 per pound of molybdenum oxide in 2011

•	US$13.00 per pound of molybdenum oxide in 2012

•	US$12.00 per pound of molybdenum oxide after 2012

19-16

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

     These projected prices are used by Thompson Creek and are derived from analyst’s reports from six investment dealers (see references). These reports represent current opinion in the industry and appear to be reasonable in Scott Wilson RPA’s opinion.
COSTS
     Scott Wilson RPA is of the opinion that the costs as shown in the mine plan are reasonable. Other variables are listed below:
•	Mine life of 10.25 years.

•	Life of mine production plan as summarized in Table 19-1.

•	Mine life capital totals US$140.1 million.

•	Average operating cost over the mine life is US$10.70 per ton milled.
     It should be noted that the forecast prepared by Scott Wilson RPA varies slightly from that prepared for Thompson Creek open pit. This is most likely due to rounding of figures and the fact that Scott Wilson RPA did not include inferred resources in the cash flow model.
     The cost for transportation and treatment at the Langeloth metallurgical plant is included in the model. The estimated cost for treatment at Langeloth was provided by Thompson Creek and is based on its current financial statements.
CASH FLOW ANALYSIS
     The cash flow models prepared for the Thompson Creek mine are included in Appendix 3 as Tables 27-1 and 27-2 and are prepared on a stand-alone basis. Table 27-1 represents the base case with prices supplied by Thompson Creek and Table 27-2 represents a sensitivity case with lower molybdenum prices. The base case undiscounted, pre-tax cash flow totals US$2,054 million over the mine life, the total cash cost is US$6.08 per pound of molybdenum, and the mine life capital cost is US$140.1 million, for a total production cost of US$1,304.7 million. Average annual molybdenum production during operation is 19.0 million pounds per year. Net Present Value (NPV) of the base case at a 10% discount rate is US$1,435 million.

19-17

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

     In the opinion of Scott Wilson RPA, the cash flow model is a fair representation of the mine production and pre-tax revenue going forward, at the assumed metal prices, and demonstrates that the estimated mineral reserves are economic.
SENSITIVITY ANALYSIS
     The risks for the Thompson Creek operation can be identified in both economic and non-economic terms. The following key parameters that have the largest effect on the economics have been examined by means of cash flow sensitivity analysis:
•	Head Grade

•	Metal Price

•	Operating Costs
     The economics of the Thompson Creek mine are less sensitive to:
•	Recovery

•	Capital Costs
     The results of the sensitivity analyses are shown in Figure 19-3 and Table 19-3. The lower part of Table 19-3, which shows the percentage change in NPV, is based on the data summarized in the upper part of the table which shows the change in the cash flow variables over the range of -20% to +20%, including the sensitivity for recovery calculated on 1% increments. Metallurgical recoveries are capped at the base case values since it is unlikely that they will exceed the base case by the ranges used in the sensitivity analysis. The base case is shown in Appendix 3 as Table 27-1.

19-18

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

FIGURE 19-3 SENSITIVITY ANALYSIS FOR THOMPSON CREEK MINE
TABLE 19-3 SENSITIVITY ANALYSIS FOR THOMPSON CREEK MINE
Thompson Creek Metals Company — Thompson Creek Mine

	Units		-20%/-2%	-10%/-1%	Base	+10%/+1%	+20%/+2%

Head Grade	%Mo		0.078	0.088	0.098	0.107	0.117
Metal Price	US$/lb		9.16	10.31	11.45	12.60	13.75
Operating Costs	US$	000’s	931,725	1,048,190	1,164,656	1,281,122	1,397,587
Capital Costs	US$	000’s	112,043	126,049	140,054	154,060	168,065
Recovery		%	0.88	0.89	0.90	0.91	0.92

	% Change in NPV
	Units	-20%	-10%	Base	+10%	+20%

Head Grade	%	-31%	-16%	0%	16%	31%
Metal Price	%	-32%	-16%	0%	16%	32%
Operating Costs	%	10%	5%	0%	-5%	-10%
Capital Costs	%	1%	1%	0%	-1%	-1%
Recovery	%	-3%	-2%	0%	2%	3%
     Scott Wilson RPA prepared an additional sensitivity case with lower long term prices. This case is shown in Appendix 3 as Table 27-2. The prices used in this case are shown below.

19-19

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

•	US$25.00 per pound of molybdenum oxide in 2007

•	US$20.00 per pound of molybdenum oxide in 2008

•	US$15.00 per pound of molybdenum oxide in 2009

•	US$10.00 per pound of molybdenum oxide in 2010

•	US$8.00 per pound of molybdenum oxide in 2011

•	US$8.00 per pound of molybdenum oxide after 2011
PAYBACK
     Payback is not applicable since the operation is ongoing and profitable.
MINE LIFE
     The current mine plan indicates that the operation has sufficient mineral reserves to continue at the proposed rates until 2017.

19-20

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

20 INTERPRETATION AND CONCLUSIONS
1.	The Thompson Creek mine is a well established and important molybdenum producer that has operated since 1983. Production in recent years from 2002 to September 30, 2007 totals 37 million tons averaging 0.11% Mo for a total of 69.5 million pounds of molybdenum.

2.	The mineral resources were estimated in 2007 by Thompson Creek mine staff based on over 300,000 ft. of drilling in 280 holes. The database is acceptable for mineral resource estimation.

3.	In the opinion of Scott Wilson RPA, the database, methodology and classification used for the mineral resource estimate are in keeping with industry standards and are reasonable. The Thompson Creek mineral resources as of September 30, 2007, consist of 76.7 million tons of measured resource at 0.087% Mo, 179.1 million tons of indicated resource at 0.072% Mo, and 153.7 million tons of inferred resource at 0.043% Mo. These resources are at a cut-off grade of 0.03% Mo.

4.	The Thompson Creek mineral reserves are included in the mineral resources. The reserve estimate is based on a 2007 open pit design by Thompson Creek mine staff. In Scott Wilson RPA’s opinion, the pit design and mineral reserve estimate are reasonable. As of September 30, 2007, Thompson Creek mineral reserves consist of 43.2 million tons of proven reserve at 0.104% Mo and 65.7 million tons of probable reserve at 0.094% Mo.

5.	Scott Wilson RPA reviewed the life of mine plan for the next 10 years commencing October 1, 2007, and believes that the production targets, mine operating cost forecasts, and the capital cost forecast are reasonable.

6.	In Scott Wilson RPA’s opinion, the Thompson Creek mine will generate a positive cash flow over the life of the mine, which demonstrates that the estimated mineral reserves are economic.

20-1

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

21 RECOMMENDATIONS
1.	Scott Wilson RPA concurs with the drilling program presently being carried out by Thompson Creek with the objective of extending the known deposit at depth and laterally.

2.	Scott Wilson RPA recommends that the pit slope assumptions in the Phase 7 mine plan be reviewed by Call & Nicholas Inc.

21-1

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

22 REFERENCES
Amoco Minerals Company (May 1982): Summary Geologic Report Thompson Creek Project Custer County, Idaho An Updated and Final Summery by the Cyprus Exploration Department.
Battrum, Denis (2006): Molybdenum Demand Drivers 2006, report by marketfriendly.
Bensing and Associates, Inc. (undated) Report to Thompson Creek Mining Company; Land Management.
Call & Nicholas, Inc. (August 2005) Memorandum To: Mr. Mike Harvie / Thompson Creek Mining Company, Site Visit Report, August 17-19, 2005.
Call & Nicholas, Inc. (February 2006) Memorandum To: Mr. Mike Harvie / Thompson Creek Mining Company, Site Visit Report, February 23-24, 2006.
Call & Nicholas, Inc. (December 2004): Geotechnical Evaluation for the Phase-6 Pit Slope Design, unpublished report for the Thompson Creek Mining Company.
Call & Nicholas, Inc. (September 22 2004): Memorandum To: Mike Harvie / Thompson Creek Mine August 2004 Site Visit — Thompson Creek.
Call & Nicholas, Inc. (April 7 2005): Memorandum To: Mr. Mike Harvie / Thompson Creek Mining Company Site Visit Report, March 24-25, 2005.
CRU International Ltd, (2005): Report to International Molybdenum on molybdenum prices, quoted in International Molybdenum plc share offering, undated.
Desjardin Securities (2007): Research — Blue Pearl Mining Ltd. April 23, 2007
GMP (2007): GMP Mining Commodity Price Review, September 26, 2007
Guilbert, John M. and Charles F. Park, Jr. (1986): The Geology of Ore Deposits; W.H. Freeman and Company.
Independent Mining Consultants, Inc. (September 1992): Review and Update of the Thompson Creek Reserve Model, unpublished report for Cyprus Thompson Creek Mining Company.
John T. Boyd Company (June 9, 2006) Memorandum to: Mike Harvie, Summary of Whittle Pit Analysis.
John T. Boyd Company (July 2006): Phase 7 Expansion Mine Plan Dependent Cost Forecast Prepared For Thompson Creek Metals Company.

22-1

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

John T. Boyd Company (November 2004) Phase 6 Expansion Mine Plan Dependent Cost and Capital Forecast Prepared For Thompson Creek Metals Company.
Neil S. Seldon & Associates Limited (2005): Marketing and Commercial Input into a Scoping Study for the Max Moly Project, February 2005.
Orion Securities (2007): Thompson Creek Metals Company Inc. — July 16, 2007.
Paradigm Capital Inc.(2007): Analyst Report on Blue Pearl Mining Limited — April 11, 2007.
Schmidt, E.A., M.J. Broch and R.O. White (May 1982): Summary Geologic Report, Thompson Creek Project; unpublished report, Cyprus Exploration Department.
Scotia Capital (2007): Equity research — Daily Edge October 31, 2007
Scott Wilson RPA (2006): Technical Report on the Thompson Creek Mine, Located in Central Idaho, U.S.A., NI43-101 Technical Report prepared for Blue Pearl Mining Ltd., July 31, 2006.
Thomson Creek Mine (2000-2005): Annual Reports 2001, 2002, 2003, 2004, 2005.
The Western Regional Climate Center, www.wrcc.dri.edu, Challis, Idaho historical weather reports.
The Winters Company (February 2000): Thompson Creek Mine Resource Estimation, Ore Reserve Estimation, Pit Design and Production Scheduling, unpublished report for Thompson Creek Mining Company.
The Winters Company (December 1997): 1997 Technical Audit of the Thompson Creek Molybdenum Mine, Idaho and the Endako Molybdenum Mine British Columbia, unpublished report for the Thompson Creek Metals Company, LLC.
USB Investment Research (2007): Commodity Connections — Q4 2007
Versant Partners (2007): Thompson Creek Metals Company Inc — July 10, 2007.
Wardrop (April 2006) Report to: Adanac Moly Corp Ruby Creek Molybdenum Feasibility.

22-2

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

23 SIGNATURE PAGE
     This report titled “Technical Report on the Mineral Resources and Mineral Reserves of the Thompson Creek Molybdenum Mine, Central Idaho, USA”, prepared for Thompson Creek Metals Company Inc. and dated October 30, 2007, was prepared and signed by the following authors:

(Signed & Sealed)

Dated at Toronto, Ontario October 30, 2007	William E. Roscoe, Ph.D., P.Eng. President / Consulting Geologist

(Signed & Sealed)

Dated at Toronto, Ontario October 30, 2007	John T. Postle, M.Sc., P.Eng. Consulting Mining Engineer

(Signed & Sealed)

Dated at Toronto, Ontario October 30, 2007	Pierre C. Pelletier, M.Sc., P.Eng Consulting Engineer

23-1

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

24 CERTIFICATE OF QUALIFICATIONS
WILLIAM E. ROSCOE
     I, William E. Roscoe, Ph.D., P.Eng., as an author of this report entitled “Technical Report on the Mineral Resources and Mineral Reserves of the Thompson Creek Molybdenum Mine, Central Idaho, USA”, prepared for Thompson Creek Metals Company Inc. and dated October 30, 2007, do hereby certify that:
1.	I am a Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.
2.	I am a graduate of Queen’s University, Kingston, Ontario, in 1966 with a Bachelor of Science degree in Geological Engineering, McGill University, Montreal, Quebec, in 1969 with a Master of Science degree in Geological Sciences and in 1973 a Ph.D. degree in Geological Sciences.
3.	I am registered as a Professional Engineer (No. 39633011) and designated as a Consulting Engineer in the Province of Ontario. I have worked as a geologist for a total of 40 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	More than 25 years experience as a Consulting Geologist across Canada and in many other countries

•	Preparation of numerous reviews and technical reports on exploration and mining projects around the world for due diligence and regulatory requirements

•	Senior Geologist in charge of mineral exploration in southern Ontario and Québec

•	Exploration Geologist with a major Canadian mining company in charge of exploration projects in New Brunswick, Nova Scotia, and Newfoundland
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.
5.	I visited the Thompson Creek mine on June 2, 2006 and on June 14 and 15, 2007.
6.	I am responsible for preparation of Items 7 to 14, and parts of Items 1, 17, 20 and 21 of the Technical Report.
7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

24-1

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

8.	I have had no prior involvement with the property that is the subject of the Technical Report.
9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
10.	To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
Dated this 30th day of October, 2007
(Signed & Sealed)
William E. Roscoe, Ph.D., P.Eng.

24-2

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

JOHN T. POSTLE
     I, John T. Postle, P.Eng., as an author of this report entitled “Technical Report on the Mineral Resources and Mineral Reserves of the Thompson Creek Molybdenum Mine, Central Idaho, USA”, prepared for Thompson Creek Metals Company Inc. and dated October 30, 2007, do hereby certify that:
1.	I am a Consulting Mining Engineer with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.
2.	I am a graduate of the University of British Columbia, Canada, in 1965 with a Bachelor of Science (Applied) degree in Mining Engineering and Stanford University, Stanford, California, in 1968 with a Master Degree in Earth Sciences.
3.	I am registered as a Professional Engineer in the Provinces of Ontario (No. 37184017) and British Columbia (No. 6750). I have worked as a professional mining engineer for a total of 38 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements

•	Mining consulting services to international financial institutions, corporations, utilities and law firms

•	Senior Mining Engineer with a major Canadian mining company in charge of an open pit and underground operation

•	Mine Planning Engineer with a major Canadian mining company in charge of feasibility studies and long-term development plans

•	Past Chairman of the Mineral Economics Committee of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) and Co-Chairman of a CIM Standing Committee on Ore Reserve Definitions
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.
5.	I visited the Thompson Creek mine on June 2, 2006 and on October 18, 2007.
6.	I am responsible for the overall preparation of the Technical Report and specifically Items 2 to 6, 15 and 16, and parts of Items 1, 17 to 21.
7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.
8.	I have had no prior involvement with the property that is the subject of the Technical Report.

24-3

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
10.	To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
Dated this 30th day of October, 2007
(Signed & Sealed)
John T. Postle, M.Sc., P.Eng.

24-4

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

PIERRE C. PELLETIER
     I, Pierre C. Pelletier, P.Eng., as an author of this report entitled “Technical Report on the Mineral Resources and Mineral Reserves of the Thompson Creek Molybdenum Mine, Central Idaho, USA” prepared for Thompson Creek Metals Company Inc. and dated October 30, 2007, do hereby certify that:
1.	I am Professional Engineer employed by Rescan Environmental Services Ltd. (Rescan), Sixth Floor, 1111 W. Hastings Street, Vancouver, British Columbia, V6E 2J3.
2.	I am a graduate of the University of Montana, Montana College of Mineral Science and Technology in 1993 and from Queen’s University with a Master of Science degree in Business Administration in 2002.
3.	I am registered as a Professional Engineer in the Province of British Columbia (Reg.# 27928). I have worked as an environmental engineer for a total of 12 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and reported as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements.

•	Manager Risk Evaluation of number of mines

•	Managed EIA for major projects

•	Environmental Manager Escondida Mine
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.
5.	I did not visit the Thompson Creek mine property, but Mr. Clem Pelletier, Process Chemist and President of Rescan, visited the site on June 2, 2006, and I have relied on many of his observations.
6.	I am responsible for the parts of Items 1 and 19 dealing with Environment and Permits in the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of NI43-101.
8.	I have had no prior involvement with the property that is the subject of the Technical Report.
9.	I have read NI43-101, and the Technical Report has been prepared in compliance with NI43-101 and Form 43-101F1.

24-5

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com

10.	To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
Dated this 30th day of October, 2007
(Signed & Sealed)
Pierre C. Pelletier, M.Sc., P.Eng.

24-6

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

25 APPENDIX 1
MINERAL AND MILL SITE CLAIMS

25-1

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

TABLE 25-1 MINERAL AND MILL SITE CLAIMS
Thompson Creek Metals Company — Thompson Creek Mine

	Cyprus		Number of
TCM#	No.	Property Name	Claims

		Patented Lode Mining Claims
II A 1	100144	CM	11
II A 2	100339	Debit	2
		Patented Mill Sites
II B 1	100239	MS	53
II B 2	100341	MS	426
		Unpatented Lode Mining Claims
II C 1	100101	Buckskin Group	6
II C 2	100102	Claims	0
II C 3	100103	Tungsten Jim	0
II C 4	100104	NN Claims	135
II C 5	100105	SW Claims	104
II C 6	100106	NE Claims	99
II C 7	100107	TA Claims	16
II C 8	100108	BK Claims	10
II C 9	100110	PH Claims	19
II C 10	100111	NW Claims	61
II C 11	100112	EE Claims	86
II C 12	100113	EER Claims	7
II C 13	100114	BC Claims	76
II C 14	100115	TS Claims	59
II C 15	100116	CH Claims	33
II C 16	100117	CM Claims	55
II C 17	100123	Peach Claims	4
II C 18		Cinnabar Claims	5
		Unpatented Placer Claims
II D 1	100109	BB Placer Claims	12
		Unpatented Mill Sites
II E 1	100120	Twin Apex	3
II E 2	100180	MS	117
II E 3		MS	2

25-2

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

26 APPENDIX 2
MAJ OR MINING EQUIPMENT

26-1

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

TABLE 26-1 MAJ OR MINING EQUIPMENT AT THOMPSON CREEK MINE
Thompson Creek Metals Company — Thompson Creek Mine

Equipment Name	Description	Year purchased

Drill M4 (D10)	M-4 MARION DRILL	1980*
Drill M4 (D12)	M-4 MARION DRILL	1980*
Ingersol Rand Drill (D16)	IR DMM2 DRILL	1998
Ingersol Rand Drill (D17)	IR DMM3 DRILL	1999
O & K Shovel (S-5) RH120-C	RH120-C O&K SHOVEL	1995
P & H 2300 Shovels (S-1)	2300 XP P&H SHOVEL 28YD BUCKET	1980*
P & H 2300 Shovels (S-2)	2300 XP P&H SHOVEL 28YD BUCKET	1980*
P & H 2100 Shovels (S-3)	2100 P&H SHOVEL 15YD BUCKET	1960*
Bucyrus 495 HD (S-6)	Bucyrus 495HD 40YD Bucket	2006
992D (L17)	992D CAT LOADER
Cat 785B (T70)	150 TON 785B CAT	1997
Cat 785B (T71)	150 TON 785B CAT	1997
Cat 785B (T72)	150 TON 785B CAT	1997
Cat 785B (T73)	150 TON 785B CAT	1997
Cat 789B (T74)	190 TON 789C CAT	2005
Cat 789B (T75)	190 TON 789C CAT	2005
Cat 789B (T76)	190 TON 789C CAT	2005
Cat 789B (T77)	190 TON 789C CAT	2005
Cat 789B (T78)	190 TON 789C CAT	2005
Cat 789B (T79)	190 TON 789C CAT	2006
Cat 789B (T80)	190 TON 789C CAT	2006
Wabco 170 (T-44)	170 TON WABCO HAULPAK	1980*
Wabco 170 (T-47)	170 TON WABCO HAULPAK	1980*
Wabco 170 (T-53)	170 TON WABCO HAULPAK	1980*
Wabco 170 (T-54)	170 TON WABCO HAULPAK	1980*
Wabco 170 (T-58)	170 TON WABCO HAULPAK	1980*
Wabco 170 (T-59)	170 TON WABCO HAULPAK	1980*
Wabco 170 (T-61)	170 TON WABCO HAULPAK	1980*
14 G Grader (MG 15)	14G CAT MOTOR GRADER	1982
14 G Grader (MG 16)	14G CAT MOTOR GRADER	1982
16 G Grader (MG 17)	16G CAT MOTOR GRADER	1985
16 H Grader (MG 18)	16H CAT MOTOR GRADER	2005
730 Articulated Cat 6X6	730 ARTICULATED TRUCK
834D (RTD 36)	834B CAT RUBBER TIRE DOZER
834D (RTD 37)	834B CAT RUBBER TIRE DOZER
834D (RTD 38)	834B CAT RUBBER TIRE DOZER
950 Loader (L18)	950 CAT LOADER
966 Loader (L19)	966F II WHEEL LOADER
966 Loader (L26)
988B Cable Reeler (RD31)	988B CAT CABLE REELER
Cat 235 Trackhoe (TH 304)	CAT MOD 235	1984
Cat 235 Trackhoe (TH 305)	CAT MOD 235	1984
Cat 330CL Trackhoe (TH 306)	CAT MOD 330CL
Cat D 10 N (TD 02)	D10N CAT TRACK DOZER	1989
Cat D 10 N (TD 05)	D10N CAT TRACK DOZER	1991
Cat D 10 R (TD 06)	D10R CAT TRACK DOZER	2003

26-2

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

Equipment Name	Description	Year purchased

Cat D 11 N (TD 07)	D11N CAT TRACK DOZER	1990
Cat D 6 H (TD 03M)	D6H CAT TRACK DOZER	1989
Cat D 9 N (TD 04)	D9N CAT TRACK DOZER	1989
Wabco 35 D (WT72)	WABCO 35 TON TRUCK MOD 35	1981
Wabco 35 D (WT76)	WABCO 35 TON TRUCK MOD 35	1981
Wabco 85 (WT77)	WABCO 85 TON TRUCK MOD BFA-24	1981

Note. * Estimated Year Purchased

26-3

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

27 APPENDIX 3
MINE FORECASTS AT VARYING MOLYBDENUM PRICES

27-1

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

TABLE 27-1 LIFE OF MINE FORECAST BASE CASE AT LONG RANGE MOLYBDENUM PRICE OF US $12/LB
Thompson Creek Metals Company — Thompson Creek Mine

		Q4 2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total / Average

Production
Mine Production	’000 t	2,763	10,839	10,959	10,959	10,959	10,959	10,959	10,959	10,959	10,959	7,604	108,876
Waste	’000 t	7,540	31,873	39,161	39,289	39,289	45,500	48,708	40,570	21,700	1,152	0	314,782

Total Mined	’000 t	10,303	42,712	50,120	50,248	50,248	56,458	59,666	51,529	32,659	12,111	7,604	423,658
Strip ratio		2.7	2.9	3.6	3.6	3.6	4.2	4.4	3.7	2.0	0.1	0.0	2.89

Processing
Mill Production	’000 t	2,763	10,839	10,959	10,959	10,959	10,959	10,959	10,959	10,959	10,959	7,604	108,876
Operating Days	days	92	361	365	365	365	365	365	365	365	365	365
Tons per operating day	t / day	30,033	30,024	30,024	30,024	30,024	30,024	30,024	30,024	30,024	30,024	20,834	26,757
Grade	% Mo	0.058%	0.090%	0.145%	0.148%	0.063%	0.083%	0.088%	0.112%	0.072%	0.077%	0.098%	0.098%
Recovery	%	87.7%	89.6%	91.7%	91.7%	88.1%	89.2%	89.5%	90.5%	88.6%	88.9%	89.9%	89.7%
Molybdenum Production	’000 lb	2,791	17,432	29,191	29,730	12,098	16,271	17,322	22,285	13,985	15,090	13,359	191,469

Revenue
Molybdenum Price	US$/ lb	28.00	28.00	24.00	20.00	15.00	13.00	12.00	12.00	12.00	12.00	12.00	17.09
Total Revenue	US$’000	76,986	480,774	690,079	585,681	178,755	208,351	204,746	530,840	165,303	178,364	157,902	3,457,781

Costs
Total Operating and Capital Costs	US$’000	28,979	162,938	139,472	148,402	123,675	129,812	134,166	131,973	120,682	91,909	92,703	1,304,710
Total Freight and Commission	US$’000	1,460	9,117	15,267	15,549	6,328	8,510	9,059	11,655	7,314	7,892	6,987	99,138
Conversion Loss	%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	-98.5%	1.5%	1.5%	1.5%
Total Costs	US$’000	30,439	172,055	154,739	163,950	130,002	138,322	143,225	143,628	127,996	99,802	99,689	1,403,848

Cash Flow
Net Profit	US$’000	46,547	308,719	535,340	421,730	48,753	70,029	61,521	387,212	37,307	78,562	58,213	2,053,933
Net Cumulative Cash Flow	US$’000	46,547	355,266	890,606	1,312,336	1,361,089	1,431,118	1,492,639	1,879,852	1,917,159	1,995,721	2,053,933

	Discount Rate		NPV
Net Present Value	0%	’000 US$	2,053,933
	5%	’000 US$	1,697,073
	8%	’000 US$	1,530,697
	10%	’000 US$	1,434,876
	15%	’000 US$	1,236,433
Note:	(1) Excludes inferred resources of 5.8 million tons at 0.056% Mo

(2) Price per lb molybdenum in Molybdenum Oxide

27-2

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

TABLE 27-2 LIFE OF MINE FORECAST BASE CASE AT LONG RANGE MOLYBDENUM PRICE OF US $8/LB
Thompson Creek Metals Company — Thompson Creek Mine

		Q4 2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total / Average

Production
Mine Production	’000 t	2,763	10,839	10,959	10,959	10,959	10,959	10,959	10,959	10,959	10,959	7,604	108,876
Waste	’000 t	7,540	31,873	39,161	39,289	39,289	45,500	48,708	40,570	21,700	1,152	0	314,782

Total Mined	’000 t	10,303	42,712	50,120	50,248	50,248	56,458	59,666	51,529	32,659	12,111	7,604	423,658
Strip ratio		2.7	2.9	3.6	3.6	3.6	4.2	4.4	3.7	2.0	0.1	0.0	2.89

Processing
Mill Production	’000 t	2,763	10,839	10,959	10,959	10,959	10,959	10,959	10,959	10,959	10,959	7,604	108,876
Operating Days	days	92	361	365	365	365	365	365	365	365	365	365
Tons per operating day	t / day	30,033	30,024	30,024	30,024	30,024	30,024	30,024	30,024	30,024	30,024	20,834	26,757
Grade	% Mo	0.058%	0.090%	0.145%	0.148%	0.063%	0.083%	0.088%	0.112%	0.072%	0.077%	0.098%	0.098%
Recovery	%	87.7%	89.6%	91.7%	91.7%	88.1%	89.2%	89.5%	90.5%	88.6%	88.9%	89.9%	89.7%
Molybdenum Production	’000 lb	2,791	17,432	29,191	29,730	12,098	16,271	17,322	22,285	13,985	15,090	13,359	191,469

Revenue
Molybdenum Price	US$/ lb	25.00	20.00	15.00	10.00	8.00	8.00	8.00	8.00	8.00	8.00	8.00	11.45
Total Revenue	US$’000	68,737	343,410	431,299	292,840	95,336	128,216	136,497	353,894	110,202	118,909	105,268	2,184,610

Costs
Total Operating and Capital Costs	US$’000	28,979	162,938	139,472	148,402	123,675	129,812	134,166	131,973	120,682	91,909	92,703	1,304,710
Total Freight and Commission	US$’000	1,460	9,117	15,267	15,549	6,328	8,510	9,059	11,655	7,314	7,892	6,987	99,138
Conversion Loss	%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	-98.5%	1.5%	1.5%	1.5%
Total Costs	US$’000	30,439	172,055	154,739	163,950	130,002	138,322	143,225	143,628	127,996	99,802	99,689	1,403,848

Cash Flow
Net Profit	US$’000	38,299	171,355	276,560	128,890	-34,666	-10,106	-6,728	210,266	-17,794	19,108	5,579	780,762
Net Cumulative Cash Flow	US$’000	38,299	209,654	486,214	615,104	580,438	570,332	563,604	773,869	756,075	775,183	780,762

	Discount Rate		NPV
Net Present Value	0%	’000 US$	780,762
	5%	’000 US$	667,083
	8%	’000 US$	612,977
	10%	’000 US$	581,422
	15%	’000 US$	514,976
Note:	(1) Excludes inferred resources of 5.8 million tons at 0.056% Mo

(2) Price per lb molybdenum in Molybdenum Oxide

27-3